SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                        Claremont Technology Group, Inc.
                        --------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                          -----------------------------
                         (Title of Class of Securities)

                                    180243107
                       ------------------------------------
                      (CUSIP Number of Class of Securities)

                                Thomas E. Siegler
                     c/o Donaldson, Lufkin & Jenrette, Inc.
                                 277 Park Avenue
                            New York, New York 10172
                                 (212) 892-3000
             --------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                  July 22, 1996
                           ----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

          Check the  following  box if a fee is being paid with this  Statement:
|X|




                               Page 1 of 23 Pages

                                  SCHEDULE 13D


- --------------------------------------------

CUSIP NO. 180243107
- --------------------------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       DLJ Capital Corporation
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) | |
                                                                   (b) |X|
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       N/A
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                           | |

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
- --------------------------------------------------------------------------------
                              7.  SOLE VOTING POWER

                                       400,000
        NUMBER OF             --------------------------------------------------
          SHARES
       BENEFICIALLY           8.  SHARED VOTING POWER
         OWNED BY
           EACH                        0
        REPORTING
       PERSON WITH            --------------------------------------------------

                              9.  SOLE DISPOSITIVE POWER

                                       400,000
                              --------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER

                                       0
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       400,000 -- See Item 5
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                   | |

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       5.3% -- See Item 5
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       CO
================================================================================


                               Page 2 of 23 Pages

                                  SCHEDULE 13D


- --------------------------------------------

CUSIP NO. 180243107
- --------------------------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Donaldson, Lufkin & Jenrette Securities Corporation
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) | |
                                                                   (b) |X|
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       WC
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                           | |

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
- --------------------------------------------------------------------------------
                              7.  SOLE VOTING POWER

                                       0
        NUMBER OF             --------------------------------------------------
          SHARES
       BENEFICIALLY           8.  SHARED VOTING POWER
         OWNED BY
           EACH                        0
        REPORTING
       PERSON WITH            --------------------------------------------------

                              9.  SOLE DISPOSITIVE POWER

                                       0
                             ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER

                                       0
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       0 -- See Item 5
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                   | |

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.0% -- See Item 5
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       CO
================================================================================


                               Page 3 of 23 Pages

                                  SCHEDULE 13D


- --------------------------------------------

CUSIP NO. 180243107
- --------------------------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Donaldson, Lufkin & Jenrette, Inc.
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) | |
                                                                   (b) |X|
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       N/A
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                           | |

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
- --------------------------------------------------------------------------------
                              7.  SOLE VOTING POWER

                                       0
        NUMBER OF             --------------------------------------------------
          SHARES
       BENEFICIALLY           8.  SHARED VOTING POWER
         OWNED BY
           EACH                        0
        REPORTING
       PERSON WITH            --------------------------------------------------

                              9.  SOLE DISPOSITIVE POWER

                                       400,000
                              --------------------------------------------------
                              10.  SHARED DISPOSITIVE POWER

                                       0
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       400,000 -- See Item 5
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                   | |

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       5.3% -- See Item 5
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       CO, HC
================================================================================


                               Page 4 of 23 Pages

                                  SCHEDULE 13D


- --------------------------------------------

CUSIP NO. 180243107
- --------------------------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       The Equitable Companies Incorporated
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) | |
                                                                   (b) | |
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       N/A
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                           | |

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
- --------------------------------------------------------------------------------
                              7.  SOLE VOTING POWER

                                       0
        NUMBER OF             --------------------------------------------------
          SHARES
       BENEFICIALLY           8.  SHARED VOTING POWER
         OWNED BY
           EACH                        0
        REPORTING
       PERSON WITH            --------------------------------------------------

                              9.  SOLE DISPOSITIVE POWER

                                       400,000
                              --------------------------------------------------
                              10. SHARED DISPOSITIVE POWER

                                       0
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      400,000 -- See Item 5
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                   | |

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       5.3% -- See Item 5
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       CO, HC
================================================================================


                               Page 5 of 23 Pages

                                  SCHEDULE 13D


- --------------------------------------------

CUSIP NO. 180243107
- --------------------------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       AXA
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) | |
                                                                   (b) | |
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       N/A
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                           | |

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       France
- --------------------------------------------------------------------------------
                              7.  SOLE VOTING POWER

                                       0
        NUMBER OF
          SHARES              --------------------------------------------------
       BENEFICIALLY
         OWNED BY             8.  SHARED VOTING POWER
           EACH
        REPORTING                      0
       PERSON WITH            --------------------------------------------------
                              9.  SOLE DISPOSITIVE POWER

                                       400,000
                              --------------------------------------------------
                              10. SHARED DISPOSITIVE POWER

                                       0
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       400,000 (not to be construed as an admission of
                       beneficial ownership) -- See Item 5
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                   | |

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       5.3% (not to be construed as an admission of beneficial ownership) -- See Item 5
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       HC
================================================================================


                               Page 6 of 23 Pages

                                  SCHEDULE 13D


- --------------------------------------------

CUSIP NO. 180243107
- --------------------------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Finaxa
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) | |
                                                                   (b) | |
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       N/A
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                           | |

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       France
- --------------------------------------------------------------------------------
                              7.  SOLE VOTING POWER

                                       0
        NUMBER OF             --------------------------------------------------
          SHARES
       BENEFICIALLY           8.  SHARED VOTING POWER
         OWNED BY
           EACH                        0
        REPORTING
       PERSON WITH            --------------------------------------------------
                              9.  SOLE DISPOSITIVE POWER

                                       400,000
                              --------------------------------------------------
                              10. SHARED DISPOSITIVE POWER

                                       0
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      400,000 (not to be construed as an admission of beneficial ownership) -- See Item 5
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                   | |

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.3% (not to be construed as an admission of beneficial ownership) -- See Item 5
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       HC
================================================================================


                               Page 7 of 23 Pages

                                  SCHEDULE 13D


- --------------------------------------------

CUSIP NO. 180243107
- --------------------------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       AXA Assurances I.A.R.D. Mutuelle
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) | |
                                                                   (b) |X|
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       N/A
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                           | |

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       France
- --------------------------------------------------------------------------------
                              7.  SOLE VOTING POWER

                                       0
        NUMBER OF             --------------------------------------------------
          SHARES
       BENEFICIALLY           8.  SHARED VOTING POWER
         OWNED BY
           EACH                        0
        REPORTING
       PERSON WITH            --------------------------------------------------
                              9.  SOLE DISPOSITIVE POWER

                                       400,00
                              --------------------------------------------------
                              10. SHARED DISPOSITIVE POWER

                                       0
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      400,000 (not to be construed as an admission of beneficial ownership) -- See Item 5
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                   | |

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.3% (not to be construed as an admission of beneficial ownership) -- See Item 5
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       IC
================================================================================


                               Page 8 of 23 Pages

                                  SCHEDULE 13D


- --------------------------------------------

CUSIP NO. 180243107
- --------------------------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       AXA Assurances Vie Mutuelle
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) | |
                                                                   (b) |X|
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       N/A
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                           | |

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       France
- --------------------------------------------------------------------------------
                              7.  SOLE VOTING POWER

                                       0
        NUMBER OF             --------------------------------------------------
          SHARES
       BENEFICIALLY           8.  SHARED VOTING POWER
         OWNED BY
           EACH                        0
        REPORTING
       PERSON WITH            --------------------------------------------------
                              9.  SOLE DISPOSITIVE POWER

                                       400,000
                              --------------------------------------------------
                              10. SHARED DISPOSITIVE POWER

                                       0
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      400,000 (not to be construed as an admission of beneficial ownership) -- See Item 5
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                   | |

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.3% (not to be construed as an admission of beneficial ownership) -- See Item 5
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       IC
================================================================================


                               Page 9 of 23 Pages

                                  SCHEDULE 13D


- --------------------------------------------

CUSIP NO. 180243107
- --------------------------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Uni Europe Assurance Mutuelle
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) | |
                                                                   (b) |X|
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       N/A
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                           | |

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       France
- --------------------------------------------------------------------------------
                              7.  SOLE VOTING POWER

                                       0
        NUMBER OF
          SHARES              --------------------------------------------------
       BENEFICIALLY
         OWNED BY             8.  SHARED VOTING POWER
           EACH
        REPORTING                      0
       PERSON WITH            --------------------------------------------------
                              9.  SOLE DISPOSITIVE POWER

                                       400,000
                              --------------------------------------------------
                              10. SHARED DISPOSITIVE POWER

                                       0
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      400,000 (not to be construed as an admission of beneficial ownership) -- See Item 5
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                   | |

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.3% (not to be construed as an admission of beneficial ownership) -- See Item 5
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       IC
================================================================================


                               Page 10 of 23 Pages

                                  SCHEDULE 13D


- --------------------------------------------

CUSIP NO. 180243107
- --------------------------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Alpha Assurances Vie Mutuelle
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) | |
                                                                   (b) |X|
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       N/A
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                           | |

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       France
- --------------------------------------------------------------------------------
                              7.  SOLE VOTING POWER

                                       0
        NUMBER OF
          SHARES              --------------------------------------------------
       BENEFICIALLY
         OWNED BY             8.  SHARED VOTING POWER
           EACH
        REPORTING                      0
       PERSON WITH            --------------------------------------------------
                              9.         SOLE DISPOSITIVE POWER

                                            400,000
                              --------------------------------------------------
                              10. SHARED DISPOSITIVE POWER

                                       0
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      400,000 (not to be construed as an admission of beneficial ownership) -- See Item 5
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                   | |

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.3% (not to be construed as an admission of beneficial ownership) -- See Item 5
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       IC
================================================================================


                               Page 11 of 23 Pages

                                  SCHEDULE 13D


- --------------------------------------------

CUSIP NO. 180243107
- --------------------------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Alpha Assurances I.A.R.D. Mutuelle
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) | |
                                                                   (b) |X|
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       N/A
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                           | |

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       France
- --------------------------------------------------------------------------------
                              7.  SOLE VOTING POWER

                                       0
        NUMBER OF
          SHARES              --------------------------------------------------
       BENEFICIALLY
         OWNED BY             8.  SHARED VOTING POWER
           EACH
        REPORTING                      0
       PERSON WITH            --------------------------------------------------
                              9.  SOLE DISPOSITIVE POWER

                                       400,000
                              --------------------------------------------------
                              10. SHARED DISPOSITIVE POWER

                                       0
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      400,000 (not to be construed as an admission of beneficial ownership) -- See Item 5
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                   | |

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.3% (not to be construed as an admission of beneficial ownership) -- See Item 5
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       IC
================================================================================


                               Page 12 of 23 Pages

                                  SCHEDULE 13D


- --------------------------------------------

CUSIP NO. 180243107
- --------------------------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Claude Bebear, as AXA Voting Trustee
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) | |
                                                                   (b) | |
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       N/A
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                           | |

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       France
- --------------------------------------------------------------------------------
                              7.  SOLE VOTING POWER

                                       0
        NUMBER OF
          SHARES              --------------------------------------------------
       BENEFICIALLY
         OWNED BY             8.  SHARED VOTING POWER
           EACH
        REPORTING                      0
       PERSON WITH            --------------------------------------------------
                              9.  SOLE DISPOSITIVE POWER

                                       400,000
                              --------------------------------------------------
                              10. SHARED DISPOSITIVE POWER

                                       0
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      400,000 (not to be construed as an admission of beneficial ownership) -- See Item 5
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                   | |

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.3% (not to be construed as an admission of beneficial ownership) -- See Item 5
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       IN
================================================================================


                               Page 13 of 23 Pages

                                  SCHEDULE 13D


- --------------------------------------------

CUSIP NO. 180243107
- --------------------------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Patrice Garnier, as AXA Voting Trustee
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) | |
                                                                   (b) | |
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       N/A
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                           | |

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       France
- --------------------------------------------------------------------------------
                              7.  SOLE VOTING POWER

                                       0
        NUMBER OF
          SHARES              --------------------------------------------------
       BENEFICIALLY
         OWNED BY             8.  SHARED VOTING POWER
           EACH
        REPORTING                      0
       PERSON WITH            --------------------------------------------------
                              9.  SOLE DISPOSITIVE POWER

                                       400,000
                              --------------------------------------------------
                              10. SHARED DISPOSITIVE POWER

                                       0
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      400,000 (not to be construed as an admission of beneficial ownership) -- See Item 5
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                   | |

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.3% (not to be construed as an admission of beneficial ownership) -- See Item 5
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       IN
================================================================================


                               Page 14 of 23 Pages

                                  SCHEDULE 13D


- --------------------------------------------

CUSIP NO. 180243107
- --------------------------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Henri de Clermont-Tonnerre, as AXA Voting Trustee
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) | |
                                                                   (b) | |
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       N/A
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                           | |

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       France
- --------------------------------------------------------------------------------
                              7.  SOLE VOTING POWER

                                       0
        NUMBER OF
          SHARES              --------------------------------------------------
       BENEFICIALLY
         OWNED BY             8.  SHARED VOTING POWER
           EACH
        REPORTING                      0
       PERSON WITH            --------------------------------------------------
                              9.  SOLE DISPOSITIVE POWER

                                       400,000
                              --------------------------------------------------
                              10. SHARED DISPOSITIVE POWER

                                       0
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      400,000 (not to be construed as an admission of beneficial ownership) -- See Item 5
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                   | |

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.3% (not to be construed as an admission of beneficial ownership) -- See Item 5
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       IN
================================================================================


                               Page 15 of 23 Pages

ITEM 1.   SECURITY AND ISSUER

                  The class of equity  securities  to which  this  statement  on
Schedule 13D relates is the common stock, no par value (the "Common Stock"), of Claremont Technology Group, Inc. (the "Company"), an Oregon corporation. The principal executive offices of the Company are located at 1600 N.W. Compton Drive, Suite 210, Beaverton, Oregon 97006.


ITEM 2.   IDENTITY AND BACKGROUND

                  This statement on Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons") (1) DLJ Capital Corporation, a Delaware corporation ("DLJCC"), (2) Donaldson, Lufkin & Jenrette Securities Corporation, a Delaware corporation ("DLJSC"), (3) Donaldson, Lufkin & Jenrette, Inc., a Delaware corporation ("DLJ"), (4) The Equitable Companies Incorporated, a Delaware corporation ("Equitable"), (5) AXA, a societe anonyme organized under the laws of France, (6) Finaxa, a societe anonyme organized under the laws of France, (7) AXA Assurances I.A.R.D. Mutuelle, a mutual insurance company organized under the laws of France, (8) AXA Assurances Vie Mutuelle, a mutual insurance company organized under the laws of France, (9) Uni Europe Assurance Mutuelle, a mutual insurance company organized under the laws of France, (10) Alpha Assurances Vie Mutuelle, a mutual insurance company organized under the laws of France, (11) Alpha Assurances I.A.R.D. Mutuelle, a mutual insurance company organized under the laws of France, and
(12) Claude Bebear, Patrice Garnier, and Henri de Clermont-Tonnerre, trustees (the "AXA Voting Trustees") of a voting trust (the "AXA Voting Trust") established pursuant to a Voting Trust Agreement by and among AXA and the AXA Voting Trustees dated as of May 12, 1992.

                  DLJCC is a Delaware corporation formed to make investments in industrial and other companies and to participate in the management of venture capital investment pools. DLJCC is a wholly owned subsidiary of DLJ.

                  DLJSC   is   a   Delaware   corporation   and   a   registered
broker/dealer. DLJSC is a wholly owned subsidiary of DLJ.

                  DLJ is a publicly-held Delaware corporation. DLJ directly owns all of the capital stock of DLJCC and DLJSC. DLJ, acting on its own behalf or through its subsidiaries, is a registered broker/dealer and registered investment adviser engaged in investment banking, institutional trading and research, investment management and financial and correspondence brokerage services.


                               Page 16 of 23 Pages

                  Equitable is a Delaware corporation and is a holding company. Equitable owns, directly or indirectly, 80.2% of DLJ.

                  AXA is a societe anonyme organized under the laws of France and a holding company for an international group of insurance and related financial services companies. As of July 1, 1996, approximately 60.7% of the outstanding common stock as well as certain convertible preferred stock of Equitable was beneficially owned by AXA. For insurance regulatory purposes, to insure that certain indirect minority shareholders of AXA will not be able to exercise control over Equitable and certain of its insurance subsidiaries, the voting shares of Equitable capital stock beneficially owned by AXA and its subsidiaries have been deposited into the AXA Voting Trust. For additional information regarding the AXA Voting Trust, reference is made to the Schedule 13D filed by AXA with respect to Equitable.

                  Finaxa is a societe anonyme organized under the laws of France and is a holding company. As of July 18, 1996, Finaxa controlled approximately 30.4% of the issued shares (representing approximately 39.4% of the voting power) of AXA.

                  Each of AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, Uni Europe Assurance Mutuelle, Alpha Assurances Vie Mutuelle, and Alpha Assurances I.A.R.D. Mutuelle (collectively, the "Mutuelles AXA") is a mutual insurance company organized under the laws of France. The Mutuelles AXA are owned by approximately 1.5 million policy holders. As of July 18, 1996, the Mutuelles AXA, as a group, control, directly and indirectly, through intermediate holding companies, approximately 38.1% of the issued shares (representing approximately 45.5% of the voting power) of AXA. AXA is indirectly controlled by the Mutuelles AXA, acting as a group.

                  Claude Bebear, Patrice Garnier and Henri de Clermont-Tonnerre, the AXA Voting Trustees, exercise all voting rights with respect to the shares of Equitable capital stock beneficially owned by AXA and its subsidiaries that have been deposited in the AXA Voting Trust. The business address, citizenship and present principal occupation of each of the AXA Voting Trustees are set forth on Schedule E attached hereto.

                  The address of the principal business and principal office of each of DLJCC, DLJSC, and DLJ is 277 Park Avenue, New York, New York 10172. The address of the principal business and principal office of Equitable is 787 Seventh Avenue, New York, New York 10019.


                               Page 17 of 23 Pages

                  The address of the principal business and principal office of each of AXA, Finaxa and the AXA Voting Trustees is 23, avenue Matignon, 75008 Paris, France; of each of AXA Assurances I.A.R.D. Mutuelle and AXA Assurances Vie Mutuelle is 21, rue de Chateaudun, 75009, Paris, France; of Uni Europe Assurance Mutuelle is 24, rue Drouot, 75009 Paris, France; and of each of Alpha Assurances I.A.R.D. Mutuelle and Alpha Assurances Vie Mutuelle is Tour Franklin, 100/101 Terrasse Boieldieu, Cedex 11, 92042 Paris La Defense, France.

                  The name, business address, citizenship, present and principal occupation or employment, and the name, principal business and address of any corporation or organization in which each such employment is conducted, of each executive officer or member, as applicable, of the Board of Directors or the Conseil d'Administration (French analogue of a board of directors) of DLJCC, DLJSC, DLJ, Equitable, AXA, Finaxa, and the Mutuelles AXA are set forth on Schedules A through K, respectively, attached hereto.

                  During the past five (5) years, neither any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the other persons listed on Schedules A through K attached hereto, has been (i) convicted in a criminal proceedings (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  On May 20, 1996, the Company, DLJ Venture Capital Fund, L.P., DLJ Venture Capital Fund II, L.P. and DLJCC, for itself and as General Partner, Managing General Partner, General Partner of the General Partner or Parent Corporation of Sub-Manager for the Sprout "A" Group of Funds identified on Exhibit A to Settlement Agreement and Release (the "Settlement"), entered into the Settlement. The parties entered into the Settlement to settle a dispute between the Company and the Sprout Group of Funds regarding a "Summary Term Sheet" executed by the Company and the Sprout Group of Funds on December 5, 1995. The Summary Term Sheet contemplated the issuance and sale of 812,500 shares of a newly created series of preferred stock and other securities.

                  Pursuant to the Settlement, on May 20, 1996, DLJCC acquired a five-year warrant (the "Warrant") from the Company to purchase 400,000 shares of the Common Stock at an exercise price of $10.33 per share or, in lieu thereof,


                               Page 18 of 23 Pages
to receive a number of shares of Common Stock equal to the value of the Warrant in accordance with the formula set forth in the Warrant. The number and kind of securities purchasable upon exercise of the Warrant and the exercise price thereof is subject to adjustment upon certain events, including certain reclassifications or mergers, subdivisions or combinations of shares and stock dividends as provided in the Warrant. The Warrant also provides for certain demand and "piggyback" registration rights.

                  On July 24, 1996, the Company and certain selling shareholders sold 2,800,000 shares of the Common Stock in a public offering registered under the Securities Act of 1933. DLJSC, as a representative of the several underwriters, entered into a firm-commitment underwriting agreement (the "Underwriting Agreement") with the Company and the selling shareholders named in Schedule B thereto.

                  From July 22, 1996 to September 6, 1996 DLJSC has acted as a market maker in the Common Stock. DLJSC has used its working capital to make such purchases.

                  The information set forth in Exhibits 2 and 3 hereto is hereby expressly incorporated herein by reference and the response to Item 3 of this statement on Schedule 13D is qualified in its entirety by the provisions of such exhibits.


ITEM 4.   PURPOSE OF TRANSACTION

                  DLJCC acquired the Warrant pursuant to a Settlement Agreement and Release dated May 20, 1996. DLJSC has acquired shares of the Common Stock in the ordinary course of its business as a market maker in the Common Stock. None of the Reporting Persons has any intention of acquiring control over the Company; however depending upon market and other conditions, DLJCC and DLJSC may acquire additional shares of Common Stock for investment purposes if such shares of Common Stock become available at prices that are attractive to them, or may dispose of all or a portion of the Common Stock that they currently own or may hereinafter acquire. Except as disclosed above, the Reporting Persons do not have any plans or proposals of the type set forth in Paragraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

                  DLJCC may be deemed to be the beneficial owner 400,000 shares (the "DLJCC Shares") of Common Stock directly owned by it, or approximately 5.3% of the Common Stock outstanding. DLJCC has the sole power to vote and the sole power to dispose of the shares directly owned by it.

                               Page 19 of 23 Pages

                  On September 6, 1996, DLJSC had a net short position in connection with its market making activities in the Common Stock. From July 22 to September 6, 1996, DLJSC has acted as a market maker in the Common Stock in the ordinary course of its business and has purchased and sold shares of the Common Stock at prices ranging from $15.50 to $29.75.

                  As the sole stockholder of DLJCC and DLJSC, DLJ may be deemed, for the purposes of Rule 13d-3 under the Act, to beneficially own indirectly the DLJCC Shares and the DLJSC Shares for a total of 400,000 shares of Common Stock (the "DLJ Shares"), or approximately 5.3% of the Common Stock outstanding.

                  Because of Equitable's ownership of DLJ, Equitable may be deemed, for the purposes of Rule 13d-3 under the Act, to beneficially own indirectly the DLJ Shares that may be deemed to be beneficially owned indirectly by DLJ.

                  Because of AXA's ownership interest in Equitable, and the AXA Voting Trustees' power to vote the shares of Common Stock placed in the AXA Voting Trust, each of AXA and the AXA Voting Trustees may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the shares of Common Stock that Equitable may be deemed to beneficially own indirectly. Because of the direct and indirect ownership interest in AXA of Finaxa and the Mutuelles AXA, each of Finaxa and the Mutuelles AXA may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the shares of Common Stock that AXA may be deemed to beneficially own indirectly. AXA, Finaxa, the Mutuelles AXA, and the AXA Voting Trustees disclaim beneficial ownership of any of the DLJ Shares.

                  The Reporting Persons, in the aggregate, may be deemed to beneficially own 400,000 shares of Common Stock, or approximately 5.3% of the shares of the Common Stock outstanding. The percentage of the Common Stock outstanding reported as beneficially owned by each Reporting Person herein is based upon the 6,855,611 shares outstanding as of the close of business on July 24, 1996, after giving effect to the issuance 1,750,000 primary shares of Common Stock by the Company pursuant to a public offering as stated by the Company in its Prospectus dated July 19, 1996, the 262,500 primary shares issued on August 16, 1996, pursuant to the over-allotment option granted to the underwriters under the Underwriting Agreement and the 400,000 shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) upon the exercise of the Warrant.



                               Page 20 of 23 Pages

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
          ISSUER

                  The response to Item 3 of this statement on Schedule 13D is incorporated herein by reference.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

                  The following documents are included as exhibits hereto:

                  1.       Joint Filing Agreement pursuant to Rule
13d-1(f).

                  2.       Settlement Agreement and Release, dated May
20, 1996.

                  3.       Common Stock Purchase Warrant, dated May 20,
1996.



                               Page 21 of 23 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   September 6, 1996

                             DLJ CAPITAL CORPORATION



                             By:   /s/ Thomas E. Siegler
                                   ----------------------------
                                   Thomas E. Siegler
                                   Secretary and Treasurer




                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   September 6, 1996

                             DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION



                             By:   /s/ Thomas E. Siegler
                                   ----------------------------
                                   Thomas E. Siegler
                                   Senior Vice President



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 6, 1996

                             DONALDSON, LUFKIN & JENRETTE, INC.



                             By:   /s/ Thomas E. Siegler
                                   ----------------------------
                                   Thomas E. Siegler
                                   Senior Vice President


                               Page 22 of 23 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 6, 1996

                             THE EQUITABLE COMPANIES INCORPORATED



                             By:   /s/ Alvin H. Fenichel
                                   ----------------------------
                                   Alvin H. Fenichel
                                   Senior Vice President
                                   and Controller



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   September 6, 1996

                             AXA
                             FINAXA
                             AXA ASSURANCES I.A.R.D. MUTUELLE
                             AXA ASSURANCES VIE MUTUELLE
                             UNI EUROPE ASSURANCE MUTUELLE
                             ALPHA ASSURANCES VIE MUTUELLE
                             ALPHA ASSURANCES I.A.R.D. MUTUELLE
                             CLAUDE BEBEAR, as AXA Voting Trustee
                             PATRICE GARNIER, as AXA Voting
                               Trustee
                             HENRI DE CLERMONT-TONNERRE,
                               as AXA Voting Trustee

                             Signed on behalf of each of the
                             above



                             By:   /s/ Alvin H. Fenichel
                                   ----------------------------
                                   Alvin H. Fenichel
                                   Attorney-in-fact

                                                                     SCHEDULE A

                        Executive Officers and Directors
                                       of
                             DLJ Capital Corporation


                  The names of the Directors and the names and titles of the Executive Officers of DLJ Capital Corporation ("DLJCC") and their business addresses and principal occupations are set forth below. Each Director's or Executive Officer's business address is that of DLJCC at 277 Park Avenue, New York, New York 10172. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to DLJCC and each individual is a United States citizen.


Name, Business Address                   Present Principal Occupation
- ----------------------                   -----------------------------

*    Richard E. Kroon                    President and Chief Executive
                                         Officer

    Anthony F. Daddino                   Vice President; Executive Vice
                                         President and Chief Financial
                                         Officer, Donaldson, Lufkin &
                                         Jenrette, Inc.

*    Thomas E. Siegler                   Secretary and Treasurer;
                                         Senior Vice President and
                                         Secretary, Donaldson, Lufkin &
                                         Jenrette, Inc.




- -----------------
*      Director

                                                                     SCHEDULE B

                        Executive Officers and Directors
                                       of
               Donaldson, Lufkin & Jenrette Securities Corporation


                  The names of the Directors and the names and titles of the Executive Officers of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of DLJSC at 277 Park Avenue, New York, New York 10172. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to DLJSC and each individual is a United States citizen.


Name, Business Address                   Present Principal Occupation
- ----------------------                   ----------------------------

*    John S. Chalsty                     Chairman and Chief Executive
                                         Officer; Chairman and Chief
                                         Executive Officer, Donaldson,
                                         Lufkin & Jenrette, Inc.

*    Joe L. Roby                         President and Chief Operating
                                         Officer; President and Chief
                                         Operating Officer, Donaldson,
                                         Lufkin & Jenrette, Inc.

*    Carl B. Menges                      Vice Chairman of the Board;
                                         Vice Chairman of the Board,
                                         Donaldson, Lufkin & Jenrette,
                                         Inc.

*    Hamilton E. James                   Managing Director; Managing
                                         Director, Donaldson, Lufkin &
                                         Jenrette, Inc.

*    Richard S. Pechter                  Managing Director; Managing
                                         Director, Donaldson, Lufkin &
                                         Jenrette, Inc.

*    Theodore P. Shen                    Managing Director; Managing
                                         Director, Donaldson, Lufkin &
                                         Jenrette, Inc.

*    Anthony F. Daddino                  Executive Vice President and
                                         Chief Financial Officer;
                                         Executive Vice President and
                                         Chief Financial Officer,
                                         Donaldson, Lufkin & Jenrette,
                                         Inc.

                                                                    SCHEDULE C



                        Executive Officers and Directors
                                       of
                       Donaldson, Lufkin & Jenrette, Inc.


                  The names of the Directors and the names and titles of the Executive Officers of Donaldson, Lufkin & Jenrette, Inc. ("DLJ") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of DLJ at 277 Park Avenue, New York, New York 10172. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to DLJ and each individual is a United States citizen.


Name, Business Address                   Present Principal Occupation
- ----------------------                   ----------------------------

*       John S. Chalsty                  Chairman and Chief
                                         Executive Officer

*       Joe L. Roby                      President and Chief
                                         Operating Officer

*       Claude Bebear (1)                Chairman and Chief
        AXA                              Executive Officer, AXA
        23, avenue Matignon
        75008 Paris, France

*       Henri de Castries (1)            Executive Vice President
        AXA                              Financial Services and Life
        23, avenue Matignon              Insurance Activities, AXA
        75008 Paris, France

*       Kevin Dolan                      Executive Vice President,
        AXA Asset Management             AXA Asset Management
        40, rue de Collissee
        75008 Paris, France

*       Louis Harris                     Chairman and Chief Executive
        LH Research                      Officer, LH Research
        152 East 38th Street             (research)
        New York, New York
        10016-2605

*       Henri G. Hottingeur (2)          Chairman and Chief Executive
        Banque Hottingeur                Officer, Banque Hottingeur
        38, rue de Provence              (banking)
        75009 Paris, France

*       W. Edwin Jarmain (3)             President, Jarmain Group
        Jarmain Group Inc.               Inc. (private investment
        95 Wellington Street             holding company)
        West Suite 805
        Toronto, Canada

*       Francis Jungers                  Retired
        19880 NW Nestucca Drive
        Portland, Oregon  97229

*       Joseph J. Melone                 President and Chief
        The Equitable Companies          Executive Officer, The
             Incorporated                Equitable Companies
        787 Seventh Avenue               Incorporated
        New York, New York  10019

*       W. J. Sanders, III               Chairman and Chief Executive
        Advanced Micro Devices,          Officer, Advanced Micro
             Inc.                        Devices
        901 Thompson Place
        Sunnyvale, CA  94086

*       Jerry M. de St. Paer             Executive Vice President and
        The Equitable Companies          Chief Financial Officer, The
             Incorporated                Equitable Companies
        787 Seventh Avenue               Incorporated
        New York, New York  10019

*       John C. West                     Retired
        Bothea, Jordan & Griffin
        23B Shelter Cove
        Hilton Head Island, SC
        29928

*       Carl B. Menges                   Vice Chairman of the Board

*       Hamilton E. James                Managing Director

*       Richard S. Pecther               Managing Director

*       Theodore P. Shen                 Managing Director

*       Anthony F. Daddino               Executive Vice President and
                                         Chief Financial Officer

        Robert J. Albano                 Senior Vice President and
                                         Director of Compliance and
                                         Regulatory Affairs

        Michael M. Bendik                Senior Vice President and
                                         Chief Accounting Officer

        Michael A. Boyd                  Senior Vice President and
                                         General Counsel

        Joseph D. Donnelly               Senior Vice President and
        One Pershing Plaza               Associate General Counsel
        Jersey City, NJ  07599

        Stuart S. Flamberg               Senior Vice President and
                                         Director of Taxes

        Roy A. Garman                    Senior Vice President and
                                         Controller

        Charles J. Hendrickson           Senior Vice President and
                                         Treasurer

        Gerald B. Rigg                   Senior Vice President and
                                         Director of Human Resources

        Thomas E. Siegler                Senior Vice President and
                                         Secretary

        Lucia D. Swanson                 Senior Vice President and
                                         Associate General Counsel














































- -------------------------------------------
*        Director
(1)      Citizen of the Republic of France
(2)      Citizen of Canada
(3)      Citizen of Switzerland

                                                                     SCHEDULE D


                        Executive Officers and Directors
                                       of
                      The Equitable Companies Incorporated


                  The names of the Directors and the names and titles of the Executive Officers of The Equitable Companies Incorporated ("Equitable") and their business addresses and principal occupations are set forth below. If no address is given, Director's or Executive Officer's business address is that of Equitable at 787 Seventh Avenue, New York, New York 10019. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Equitable and each individual is a United States citizen.


Name, Business Address                   Present Principal Occupation
- ----------------------                   ----------------------------

*       Claude Bebear (1)                Chairman of the Board;
        AXA                              Chairman and Chief Executive
        23, avenue Matignon              Officer, AXA
        75008 Paris, France

*       James M. Benson                  Senior Executive Vice
                                         President and Chief
                                         Operating Officer; President
                                         and Chief Executive Officer,
                                         The Equitable Life Assurance
                                         Society of the United States

*       Henri de Castries (1)            Vice Chairman of the Board;
        AXA                              Executive Vice President,
        23, avenue Matignon              Financial Services and Life
        75008 Paris, France              Insurance Activities outside
                                         France, AXA

*       John S. Chalsty                  Chairman and Chief Executive
        Donaldson, Lufkin &              Officer, Donaldson, Lufkin &
            Jenrette, Inc.               Jenrette, Inc.
        277 Park Avenue
        New York, NY  10172

        Jerry M. de St. Paer             Senior Executive Vice
                                         President and Chief
                                         Financial Officer; Executive
                                         Vice President, The
                                         Equitable Life Assurance
                                         Society of the United States

*       Joseph L. Dionne                 Chairman and Chief Executive
        The McGraw Hill Companies        Officer, The McGraw Hill
        1221 Avenue of the               Companies (publishing)
            Americas
        New York, NY  10020

*       William T. Esrey                 Chairman of the Board and
        Sprint Corporation               Chief Executive Officer, The
        P.O. Box 11315                   Sprint Corporation
        Kansas City, MO  64112           (telecommunications)

*       Jean-Rene Fourtou (1)            Chairman and Chief Executive
        Rhone-Poulenc S.A.               Officer, Rhone-Poulenc S.A.
        25 quai Paul Doumer              (industry)
        92408 Courbevoie,
        France

        Robert E. Garber                 Executive Vice President and
                                         General Counsel

*       Donald J. Greene                 Partner, LeBoeuf, Lamb,
        LeBoeuf, Lamb, Greene &          Greene & MacRae (law firm)
            MacRae
        125 West 55th Street
        New York, NY 10019


*       Anthony J. Hamilton (2)          Group Chairman, Fox-Pitt,
        35 Wilson Street                 Kelton Limited (Finance)
        London, England  EC2M 2SJ


*       John T. Hartley                  Retired Chairman and Chief
        Harris Corporation               Executive Officer, Harris
        1025 Nasa Boulevard              Corporation (manufacturer of
        Melbourne, FL  32919             electronic, telephone and
                                         copying systems)

*       John H. F. Haskell, Jr.          Director and Managing
        Dillon, Read & Co., Inc.         Director, Dillon, Read &
        535 Madison Avenue               Co., Inc. (investment
        New York, NY  10028              banking firm)

*       W. Edwin Jarmain (3)             President, Jarmain Group
        Jarmain Group Inc.               Inc. (private investment
        95 Wellington St. West           holding company)
        Suite 805
        Toronto, Ontario M5J 2N7
        Canada

*       Winthrop Knowlton                Chairman, Knowlton Brothers,
        Knowlton Brothers, Inc.          Inc. (private investment
        530 Fifth Avenue                 firm); President and Chief
        New York, NY  10036              Executive Officer, Knowlton
                                         Associates, Inc. (consulting
                                         firm)

*       Arthur L. Liman                  Partner, Paul, Weiss,
        Paul, Weiss, Rifkind,            Rifkind, Wharton & Garrison
            Wharton & Garrison           (law firm)
        1285 Avenue of the
            Americas
        New York, NY  10019

        William T. McCaffrey             Executive Vice President and
                                         Chief Administrative
                                         Officer; Senior Executive
                                         Vice President and Chief
                                         Operating Officer, The
                                         Equitable Life Assurance
                                         Society of the United States

*       Joseph J. Melone                 Chief Executive Officer and
                                         President; Chairman of the
                                         Board, The Equitable Life
                                         Assurance Society of the
                                         United States

        Peter D. Noris                   Executive Vice President and
                                         Chief Investment Officer;
                                         Executive Vice President and
                                         Chief Investment Officer,
                                         The Equitable Life Assurance
                                         Society of the United States

*       Didier Pineau-Valencienne        Chairman and Chief Executive
        64-70, avenue Jean               Officer, Schneider S.A.
            Baptiste Clement             (electric equipment)
        92646 Boulogne Cedex,
            France

*       George J. Sella, Jr.             Retired Chairman, President
        American Cyanamid Company        and Chief Executive Officer,
        P.O. Box 3017                    American Cyanamid Company
        Newton, NJ  07860                (manufacturer pharmaceutical
                                         products and agricultural
                                         products)

        Jose Suquet                      Executive Vice President;
                                         Executive Vice President and
                                         Chief Agency Officer; The
                                         Equitable Life Assurance
                                         Society of the United States

        Stanley B. Tulin                 Executive Vice President;
                                         Senior Executive Vice
                                         President and Chief
                                         Financial Officer, The
                                         Equitable Life Assurance
                                         Society of the United States

*       Dave H. Williams                 Chairman and Chief Executive
        Alliance Capital                 Officer, Alliance Capital
        Management Corporation           Management Corp. (investment
        1345 Avenue of the               company)
            Americas
        New York, NY  10105









































- -----------------------------------------------
*    Director
         (1)  Citizen of the Republic of France
(2)  Citizen of United Kingdom
(3)  Citizen of Canada

                                                                    SCHEDULE E

                         Executive Officers and Members
                       Members of Conseil d'Administration
                                       of
                                       AXA


                  The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of AXA ("AXA") and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA at 23, avenue Matignon, 75008 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA and each individual is a citizen of the Republic of France.


Name, Business Address                   Present Principal Occupation
- -----------------------                  ----------------------------

*       Claude Bebear                    Chairman and Chief Executive
                                         Officer

*       Antoine Bernheim                 Chairman, Assicurazioni
        Piazza Duca Degli                Generali S.p.A. (insurance)
        Abruzzi 2
        34132 Trieste, Italy

        Henri de Castries                Executive Vice President,
                                         Financial Services and Life
                                         Insurance Activities outside
                                         France

        Francoise Colloc'h               Executive Vice President,
                                         Human Resources and Public
                                         Relations

*       Henri de Clermont-               Chairman, Societe d'Armement
        Tonnerre                         et de Navigation Charles
        90, rue de Miromesnil            Schiaffino (transportation)
        75008 Paris, France

*       David Dautresme                  General Partner, Lazard
        121, Boulevard Haussman          Freres et Cie (investment
        75008 Paris, France              banking)

*       Jean-Rene Fourtou                Chairman and Chief Executive
        25, quai Paul Doumer             Officer, Rhone-Poulenc S.A.
        92408 Courbevoie, France         (industry)

*       Michel Francois-Poncet           Chairman of the Supervisory
        3, rue d'Autin                   Board of Compagnie
        75002 Paris, France              Financiere Paribas and
                                         Banque Paribas (financial
                                         services and banking)

*       Patrice Garnier                  Retired

*       Gianfranco Gutty (1)             Director and Executive
        Piazza Duca Degli                Officer, Assicurazioni
        Abruzzi 2                        Generali S.p.A. (insurance)
        34132 Trieste, Italy

*       Anthony J. Hamilton (2)          Group Chairman, Fox-Pitt,
        35 Wilson Street                 Kelton Limited (Finance)
        London, England  EC2M
        2SJ

*       Henri Hottinguer (3)             Chairman and Chief Executive
        38, rue de Provence              Officer, Banque Hottinguer
        75009 Paris, France              (banking)

*       Richard H. Jenrette (4)          Retired Chairman, The
        c/o Donaldson, Lufkin &          Equitable Companies
        Jenrette, Inc.                   Incorporated
        277 Park Avenue
        New York, NY  10172

*       Henri Lachmann                   Chairman and Chief Executive
        56, rue Jean Giraudoux           Officer, Strafor Facom
        67000 Strasbourg, France         (office furniture)

        Gerard de la Martiniere          Executive Vice President,
                                         Chief Financial Officer

*       Didier Pineau-                   Chairman and Chief Executive
        Valencienne                      Officer, Schneider S.A.
        64-70, avenue Jean               (electric equipment)
        Baptiste Clement
        92646 Boulogne Cedex,
        France

        Claude Tendil                    Executive Vice President,
                                         French Insurance Activities
                                         and Non-Life and Composite
                                         Insurance Activities outside
                                         France













- -------------------------------------
*    Member, Conseil d'Administration
(1)  Citizen of Italy
(2)  Citizen of the United Kingdom
(3)  Citizen of Switzerland
(4)  Citizen of the United States of America

                                                                     SCHEDULE F


                             Executive Officers and
                       Members of Conseil d'Administration
                                       of
                                     FINAXA


                  The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of Finaxa and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Finaxa at 23, avenue Matignon, 75008 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Finaxa and each individual is a citizen of the Republic of France.


Name, Business Address                   Present Principal Occupation
- ----------------------                   -----------------------------

*       Claude Bebear                    Chairman and Chief Executive
                                         Officer; Chairman and Chief
                                         Executive Officer, AXA

*       Henri de Castries                Executive Vice President,
                                         Financial Services and Life
                                         Insurance Activities outside
                                         France, AXA

*       Henri de Clermont-Tonnerre       Chairman, Societe d'Armement
        90, rue de Miromesnil            et de Navigation Charles
        75008 Paris, France              Schiaffino (transportation)

*       Jean-Rene Fourtou                Chairman and Chief Executive
        25, quai Paul Doumer             Officer, Rhone-Poulenc S.A.
        92408 Courbevoie, France         (industry)

*       Patrice Garnier                  Retired

*       Henri Hottinguer (1)             Chairman and Chief Executive
        38, rue de Provence              Officer, Banque Hottinguer
        75009 Paris, France              (banking)

*       Paul Hottinguer (1)              Assistant Chairman and Chief
        38, rue de Provence              Executive Officer, Banque
        75009 Paris, France              Hottinguer (banking)

*       Henri Lachmann                   Chairman and Chief Executive
        56, rue Jean Giraudoux           Officer, Strafor Facom
        67000 Strasbourg, France         (office furniture)

        Gerard de la Martiniere          Chief Executive Officer;
                                         Executive Vice President,
                                         Chief Financial Officer, AXA

*       Georges Rousseau                 Chairman, Apave Normandies
        2, rue des Mouettes              (consulting)
        76130 Mont Saint Aignan,
        France













































- -----------------------------------------
*        Member, Conseil d'Administration
(1)      Citizen of Switzerland

                                                                    SCHEDULE G


                             Executive Officers and
                       Members of Conseil d'Administration
                                       of
                        AXA ASSURANCES I.A.R.D. MUTUELLE


                  The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of AXA Assurances I.A.R.D. Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA Assurances I.A.R.D. Mutuelle at 21, rue de Chateaudun, 75009 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA Assurances I.A.R.D. Mutuelle and each individual is a citizen of the Republic of France.


Name, Business Address                   Present Principal Occupation
- ----------------------                   -----------------------------


*       Claude Bebear                    Chairman and Chief Executive
        23, avenue Matignon              Officer; Chairman and Chief
        75008 Paris, France              Executive Officer, AXA

        Jean-Luc Bertozzi                Assistant Chief Executive
                                         Officer

*       Henri de Castries                Executive Vice President,
        23, avenue Matignon              Financial Services and Life
        75008 Paris, France              Insurance Activities outside
                                         France, AXA

*       Jean-Pierre Chaffin              Manager, Federation de la
        5, rue la Bruyere                Metallurgie (industry)
        75009 Paris, France

*       Gerard Coutelle                  Retired

*       Jean-Rene Fourtou                Chairman and Chief Executive
        25, quai Paul Doumer             Officer, Rhone-Poulenc S.A.
        92408 Courbevoie, France         (industry)

*       Patrice Garnier                  Retired

*       Henri Lachmann                   Chairman and Chief Executive
        56, rue Jean Giraudoux           Officer, Strafor Facom
        67000 Strasbourg, France         (office furniture)

*       Francois Richer                  Retired

*       Georges Rousseau                 Chairman, Apave Normandies
        2, rue des Mouettes              (consulting)
        76130 Mont Saint Aignan,
        France

*       Claude Tendil                    Chief Executive Officer;
        21, rue de Chateaudun            Executive Vice President,
        75009 Paris, France              French Insurance Activities
                                         and Non-Life and Composite
                                         Insurance Activities outside
                                         France, AXA

*       Nicolas Thiery                   Chairman and Chief Executive
        6 Cite de la Chapelle            Officer, Etablissements
        75018 Paris, France              Jaillard (management
                                         consulting)

*       Francis Vaudour                  Chief Executive Officer,
        14, boulevard Industriel         Segafredo Zanetti France
        76301 Sotteville les             S.A. (coffee importing and
        Rouen, France                    processing)



































- -------------------------------------
*    Member, Conseil d'Administration

                                                                     SCHEDULE H


                             Executive Officers and
                       Members of Conseil d'Administration
                                       of
                           AXA ASSURANCES VIE MUTUELLE


                  The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of AXA Assurances Vie Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA Assurances Vie Mutuelle at 21, rue de Chateaudun, 75009 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA Assurances Vie Mutuelle and each individual is a citizen of the Republic of France.



Name, Business Address                   Present Principal Occupation
- ----------------------                   ----------------------------


*       Claude Bebear                    Chairman and Chief Executive
        23, avenue Matignon              Officer; Chairman and Chief
        75008 Paris, France              Executive Officer, AXA

        Jean-Luc Bertozzi                Assistant Chief Executive
                                         Officer

*       Henri de Castries                Executive Vice President,
        23, avenue Matignon              Financial Services and Life
        75008 Paris, France              Insurance Activities outside
                                         France, AXA

*       Jean-Pierre Chaffin              Manager, Federation de la
        5, rue la Bruyere                Metallurgie (industry)
        75009 Paris, France

*       Henri de Clermont-Tonnerre       Chairman, Societe d'Armement
        90, rue de Miromesnil            et de Navigation Charles
        75008 Paris, France              Schiaffino (transportation)

*       Gerard Coutelle                  Retired

*       Jean-Rene Fourtou                Chairman and Chief Executive
        25, quai Paul Doumer             Officer, Rhone-Poulenc S.A.
        92408 Courbevoie, France         (industry)

*       Henri Lachmann                   Chairman and Chief Executive
        56, rue Jean Giraudoux           Officer, Strafor Facom
        67000 Strasbourg, France         (office furniture)

*       Francois Richer                  Retired

*       Georges Rousseau                 Chairman, Apave Normandies
        2, rue des Mouettes              (consulting)
        76130 Mont Saint Aignan,
        France

*       Claude Tendil                    Chief Executive Officer;
        21, rue de Chateaudun            Executive Vice President,
        75009 Paris, France              French Insurance Activities
                                         and Non-Life and Composite
                                         Insurance Activities outside
                                         France, AXA

*       Nicolas Thiery                   Chairman and Chief Executive
        6 Cite de la Chapelle            Officer, Etablissements
        75018 Paris, France              Jaillard (management
                                         consulting)

*       Francis Vaudour                  Chief Executive Officer,
        14, boulevard Industriel         Segafredo Zanetti France
        76301 Sotteville les             S.A. (coffee importing and
        Rouen, France                    processing)






























- -------------------------------------
*    Member, Conseil d'Administration

                                                                     SCHEDULE I


                         Executive Officers and Members
                                       of
                            Conseil d'Administration
                                       of
                          UNI EUROPE ASSURANCE MUTUELLE


                  The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of Uni Europe Assurance Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Uni Europe Assurance Mutuelle at 24, rue Drouot, 75009 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Uni Europe Assurance Mutuelle and each individual is a citizen of the Republic of France.


Name, Business Address                   Present Principal Occupation
- ----------------------                   ----------------------------


*       Claude Bebear                    Chairman and Chief Executive
        23, avenue Matignon              Officer; Chairman and Chief
        75008 Paris, France              Executive Officer, AXA

*       Henri de Castries                Executive Vice President,
        23, avenue Matignon              Financial Services and Life
        75008 Paris, France              Insurance Activities outside
                                         France, AXA

*       Francis Cordier                  Chairman and Chief Executive
        rue Nicephone Niepce BP          Officer, Group Demay Lesieur
        232 76304 Sotteville Les         (food industry)
        Rouen, France

*       Gerard Coutelle                  Retired

*       Jean-Rene Fourtou                Chairman and Chief Executive
        25, quai Paul Doumer             Officer, Rhone-Poulenc S.A.
        92408 Courbevoie, France         (industry)

*       Patrice Garnier                  Retired

*       Henri Lachmann                   Chairman and Chief Executive
        56, rue Jean Giraudoux           Officer, Strafor Facom
        67000 Strasbourg, France         (office furniture)

*       Francis Magnan                   Chairman and Chief Executive
        50, boulevard des Dames          Officer, Groupe Daher (air
        13002 Marseille, France          and sea transportation)

*       Jean de Ribes                    Chief Executive Officer,
        13, rue Notre Dame des           Banque Rivaud (banking)
        Victoires 75008 Paris,
        France

*       Georges Rousseau                 Chairman, Apave Normandies
        2, rue des Mouettes              (consulting)
        76130 Mont Saint Aignan,
        France

*       Jean-Paul Saillard               Corporate Secretary, AXA
        23, avenue Matignon
        75008 Paris, France

*       Claude Tendil                    Chief Executive Officer;
        21, rue de Chateaudun            Executive Vice President,
        75009 Paris, France              French Insurance Activities
                                         and Non-Life and Composite
                                         Insurance Activities outside
                                         France, AXA




































- -------------------------------------
*    Member, Conseil d'Administration

                                                                    SCHEDULE J

                         Executive Officers and Members
                                       of
                            Conseil d'Administration
                                       of
                          ALPHA ASSURANCES VIE MUTUELLE


                  The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of Alpha Assurances Vie Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Alpha Assurances Vie Mutuelle at Tour Franklin, 100/101 Terrasse Boieldieu, Cedex 11, 92042 Paris La Defense, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Alpha Assurances Vie Mutuelle and each individual is a citizen of the Republic of France.


Name, Business Address                   Present Principal Occupation
- ----------------------                   -----------------------------


*       Claude Bebear                    Chairman and Chief Executive
        23, avenue Matignon              Officer; Chairman and Chief
        75008 Paris, France              Executive Officer, AXA

*       Henri de Castries                Executive Vice President,
        23, avenue Matignon              Financial Services and Life
        75008 Paris, France              Insurance Activities outside
                                         France, AXA

*       Henri de Clermont-Tonnerre       Chairman, Societe d'Armement
        90, rue de Miromesnil            et de Navigation Charles
        75008 Paris, France              Schiaffino (transportation)

*       Claude Fath                      Manager

*       Jean-Rene Fourtou                Chairman and Chief Executive
        25, quai Paul Doumer             Officer, Rhone-Poulenc S.A.
        92408 Courbevoie, France         (industry)

*       Patrice Garnier                  Retired

*       Henri Lachmann                   Chairman and Chief Executive
        56, rue Jean Giraudoux           Officer, Strafor Facom
        67000 Strasbourg, France         (office furniture)

*       Georges Rousseau                 Chairman, Apave Normandies
        2, rue des Mouettes              (consulting)
        76130 Mont Saint Aignan,
        France

*       Claude Tendil                    Chief Executive Officer;
        21, rue de Chateaudun            Executive Vice President,
        75009 Paris, France              French Insurance Activities
                                         and Non-Life and Composite
                                         Insurance Activities outside
                                         France, AXA

*       Francis Vaudour                  Chief Executive Officer,
        14, boulevard Industriel         Segafredo Zanetti France
        76301 Sotteville les Rouen       S.A. (coffee importing and
        France                           processing)








































- -----------------------------------------
*        Member, Conseil d'Administration

                                                                     SCHEDULE K


                         Executive Officers and Members
                                       of
                            Conseil d'Administration
                                       of
                       ALPHA ASSURANCES I.A.R.D. MUTUELLE


                  The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of Alpha Assurances I.A.R.D. Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Alpha Assurances I.A.R.D. Mutuelle at Tour Franklin, 100/101 Terrasse Boieldieu, Cedex 11, 92042 Paris La Defense, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Alpha Assurances I.A.R.D. Mutuelle and each individual is a citizen of the Republic of France.


Name, Business Address                   Present Principal Occupation
- ----------------------                   -----------------------------


*       Claude Bebear                    Chairman and Chief Executive
        23, avenue Matignon              Officer; Chairman and Chief
        75008 Paris, France              Executive Officer, AXA

*       Henri Brischoux                  Manager, AXA
        21, rue de Chateaudun
        75009 Paris, France

*       Henri de Castries                Executive Vice President,
        23, avenue Matignon              Financial Services and Life
        75008 Paris, France              Insurance Activities outside
                                         France, AXA

*       Henri de Clermont-Tonnerre       Chairman, Societe d'Armement
        90, rue de Miromesnil            et de Navigation Charles
        75008 Paris, France              Schiaffino (transportation)

*       Bernard Cornille                 Audit Manager, AXA
        21, rue de Chateaudun
        75009 Paris, France

*       Claude Fath                      Manager

*       Patrice Garnier                  Retired

*       Henri Lachmann                   Chairman and Chief Executive
        56, rue Jean Giraudoux           Officer, Strafor Facom
        67000 Strasbourg, France         (office furniture)

*       Claude Peter                     Retired

*       Georges Rousseau                 Chairman, Apave Normandies
        2, rue des Mouettes              (consulting)
        76130 Mont Saint Aignan,
        France

*       Claude Tendil                    Chief Executive Officer;
        21, rue de Chateaudun            Executive Vice President,
        75009 Paris, France              French Insurance Activities
                                         and Non-Life and Composite
                                         Insurance Activities outside
                                         France, AXA








































- -------------------------------------
*    Member, Conseil d'Administration

                                  EXHIBIT INDEX

             1.       Joint Filing Agreement pursuant to Rule 13d-1(f).

             2.       Settlement Agreement and Release, dated May 20, 1996.

             3.       Common Stock Purchase Warrant, dated May 20, 1996.

                                                                      Exhibit 1


                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, no stated value per share, of Paracelsus Healthcare Corporation, a California corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Rule 13d-1(f)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date:  September 6, 1996


DLJ CAPITAL CORPORATION                  DONALDSON, LUFKIN & JENRETTE
                                          SECURITIES CORPORATION


By:   /s/ Thomas E. Siegler               By:   /s/ Thomas E. Siegler
     -----------------------                    ----------------------
          Thomas E. Siegler                     Thomas E. Siegler
          Secretary and Treasurer               Senior Vice President



DONALDSON, LUFKIN & JENRETTE,             THE EQUITABLE COMPANIES
  INC.                                     INCORPORATED


By:   /s/ Thomas E. Siegler               By:   /s/ Alvin H. Fenichel
     -----------------------                    ----------------------
          Thomas E. Siegler                     Alvin H. Fenichel
          Senior Vice President                 Senior Vice President
                                                and Controller

AXA
FINAXA
AXA ASSURANCES I.A.R.D.
  MUTUELLE
AXA ASSURANCES VIE MUTUELLE
UNI EUROPE ASSURANCE MUTUELLE
ALPHA ASSURANCES VIE MUTUELLE
ALPHA ASSURANCES I.A.R.D
  MUTUELLE
CLAUDE BEBEAR, as AXA Voting
  Trustee
PATRICE GARNIER, as AXA Voting
  Trustee
HENRI DE CLERMONT-TONNERRE, as
AXA Voting Trustee

Signed on behalf of each of
  the above


By:   /s/ Alvin H. Fenichel
      -----------------------
      Alvin H. Fenichel
      Attorney-in-fact

                                                                     Exhibit 2


Settlement Agreement and Release

This Settlement Agreement and Release (this "Agreement") is entered into by and between DLJ Capital Corporation 3000 Sand Hill Road, Bldg. 4, Suite 270, Menlo Park, CA 94025 (Attn: Keith Geeslin) ("DLJ Capital"), on behalf of itself and each constituent fund in the Sprout "A" Group of Funds identified on Exhibit A below, for each of which DLJ Capital serves as General Partner, Managing General Partner, General Partner of General Partner, or Parent Corporation of Sub-Manager, and each constituent fund in the Sprout "B" Group of Funds identified on Exhibit A below, for each of whom Keith Geeslin serves as General Partner (all entities listed on Exhibit A collectively referred to as "Sprout"), on the one hand, and Claremont Technology Group, Inc., (Claremont), 1600 N.W. Compton Drive, Suite 210, Beaverton, Oregon 97006 (Attn: Paul Cosgrave) on the other.

On December 5, 1995, Claremont's president, Paul Cosgrave, and Keith Geeslin, signing for the "Sprout Group", executed a Summary Term Sheet (the Summary Term Sheet). Disputes have arisen between the parties as to whether that Summary Term Sheet was binding. The parties wish to settle that dispute, and all other matters between them. Accordingly, the parties agree as follows:

1.  Warrant and Warrant Adjustment Agreements.

1.1 Warrant. Claremont will issue the Common Stock Purchase Warrant in form attached hereto, with an effective issue date of May 20, 1996. Sprout confirms and accepts the terms of the Warrant, and directs that it be so issued.

1.2 Warrant Adjustment Agreement. Claremont and DLJ Capital Corporation will enter into the Warrant Adjustment Agreement in form attached hereto (the Warrant Adjustment Agreement), effective May 20, 1996.

2.  Release.

2.1 Claremont's Release of Sprout. Claremont hereby releases Sprout and DLJ Capital, and their respective shareholders, partners, investors, directors, employees, agents, attorneys, officers, funds associated with DLJ Capital, and assigns, from any and all claims, demands, damages, liabilities, costs, expenses, causes of action or causes of suit of whatsoever kind and nature arising before the date of this settlement, known and unknown, reserving only those rights Claremont retains under this Agreement or the Warrant and Warrant Adjustment Agreement.

2.2 Sprout's Release of Claremont. DLJ Capital, on its own behalf and on behalf of Sprout, hereby releases Claremont, its shareholders, partners, investors, officers, directors, employees, agents, attorneys, and assigns, from any and all claims, demands, damages, liabilities, costs, expenses, causes of action or causes of suit of whatsoever kind and nature arising before the date of this settlement, known and unknown, reserving only those rights Sprout retains under this Agreement or under the accompanying Warrant and Warrant Adjustment Agreement.

2.3 Statement of Intent to Waive. Each party after being advised by counsel intends to waive to the fullest extent permitted by law all rights and benefits it may have under section 1542 of the Civil Code of the State of California.
Section 1542 reads as follows:

A general release does not extend to claims which the creditor does not know or expect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.

3.  Representations and Acknowledgements of Parties.

3.1 Claremont. Claremont represents and warrants to Sprout that Mr. Paul Cosgrave, as President of Claremont Technology Group, Inc., is fully authorized and empowered to execute and enter into this Agreement, and to cause to be issued the Warrants and to execute and bind the company to the Warrant Adjustment Agreement, and that all corporate actions necessary to grant that authority have been duly taken and approved by the Board of Directors of Claremont and that Claremont intends to be bound hereby.

3.2 Sprout. Sprout represents and warrants to Claremont that it is the "Sprout Group" referred to in the Term Sheet of December 5, 1995; that Mr. Keith Geeslin, attorney in fact or General Partner, is fully authorized and empowered to execute and enter into this Settlement Agreement and Release and to execute the Warrant and the Warrant Adjustment Agreement, and that all corporate and partnership actions necessary to grant that authority have been duly taken and approved by the Board of Directors and partners of Sprout, and that Sprout intends to be bound hereby. Sprout further represents and warrants that the funds identified on Exhibit A who would have been investors in Claremont under the Summary Term Sheet have assigned or otherwise conveyed their claims under the original Summary Term Sheet to DLJ Capital Corporation and do hereby request that Claremont execute and issue the warrant in the name of DLJ Capital Corporation.

3.3 Both Parties. Each party represents and acknowledges that this Settlement and Release Agreement is in settlement of disputed claims; that the parties hereto by entering into this settlement do not intend to admit to the merits of any claim hereby settled and in fact Claremont vigorously disputes all such claims.

4.  Other Matters.

4.1 Non-waiver. A waiver of one or more breaches of any clause of this agreement shall not act to waive any other breach, whether of the same or different clauses.

4.2 Assignment. This agreement may not be assigned without the express written consent of each party, which consent will not be unreasonably withheld.

4.3 Governing law, Jurisdiction. This agreement is governed by the laws of the state of Oregon. Each party consents to service of process through the method prescribed for notice in this agreement.

4.4 Attorneys' Fees. The prevailing party in any suit, action, arbitration, or appeal filed or held concerning this agreement shall be entitled to reasonable attorneys' fees.

4.5 Integration. This agreement, including all exhibits and attachments hereto, is the complete agreement between the parties as of the date hereof, and supersedes all prior agreements, written or oral. It may be modified only in writing signed by the original parties hereto, or by their successors or superiors in office.

4.6 Counterparts, Execution by Fax. This agreement may be exercised in counterparts, all of which together shall constitute one original. Transmittal of signed copies by facsimile shall be treated as delivery of original executed copies of this Agreement, and the parties agree to be bound thereby.

DLJ Capital Corporation,         Claremont Technology Group, Inc.
for itself and as General
Partner, Managing General
Partner, General Partner
of the General Partner, or
Parent Corporation of
Sub-Manager, as the case
may be, of each entity in
the Sprout "A" Group of
Funds, as identified on
Exhibit A, except those
specifically identified
below:


By:  /s/ Keith B. Geeslin         By:  /s/ Paul Cosgrave
  --------------------------         --------------------------
      Keith Geeslin, its                Paul Cosgrave
      Attorney-in-Fact                  President
      May 20, 1996                      May 20, 1996

DLJ Venture Capital Fund and
DLJ Venture Capital Fund II:


By:  /s/ Keith Geeslin
   --------------------------
      Keith Geeslin, General Partner
      May 20, 1996


I, Terry Murphy, Corporate Secretary of Claremont Technology Group, Inc., do hereby certify that the foregoing settlement agreement and the issuance of the warrants it contemplates through the Warrant and Warrant Adjustment Agreement were approved by necessary majorities of the Board of Directors of Claremont Technology Group, Inc. at a meeting held for the purpose on May 19, 1996, by conference telephone.

 /s/ Terry Murphy
 -----------------------
  Terry Murphy, Secretary, Claremont Technology Group, Inc.

Exhibit A

Sprout Group of Funds

Sprout "A" Group of Funds:

Sprout Capital V
Sprout Technology Fund
Sprout Growth, L.P.
Sprout Capital VI, L.P.
Sprout Growth II, L.P.
ML Venture Partners II, L.P.
Sprout Capital VII, L.P.
Sprout CEO Fund, L.P.


Sprout "B" Group of Funds:

DLJ Venture Capital Fund, L.P.
DLJ Venture Capital Fund II, L.P.

NEITHER THIS WARRANT NOR ANY OF THE SECURITIES ISSUABLE HEREUNDER HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND AS SUCH MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT PURSUANT TO A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO SUCH WARRANT OR SECURITIES, OR UNLESS SOLD IN FULL COMPLIANCE WITH RULE 144 PROMULGATED UNDER THE ACT OR UNLESS THE COMPANY SHALL RECEIVE AN OPINION FROM COUNSEL TO HOLDER, REASONABLY SATISFACTORY TO THE COMPANY TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED.

CLAREMONT TECHNOLOGY GROUP, INC.

Common Stock Purchase Warrant

May 20, 1996

THIS CERTIFIES THAT, for value received, DLJ Capital Corporation (the "Holder") is entitled to purchase shares (the "Shares") of Common Stock of Claremont Technology Group, Inc., an Oregon corporation (the "Company"), at a price per share of $10.33 (such price and such other price as shall result, from time to time, from adjustments specified below is referred to herein as the "Warrant Price"), subject to the provisions and upon the terms and conditions hereinafter set forth. As used herein, the term "Common Stock" shall mean the Company's duly authorized Common Stock, no par value, and the term "Grant Date" shall mean the date set forth above.

1. Term. Subject to the terms hereof, the purchase rights represented by this Warrant are exercisable, in whole or in part, at any time and from time to time, until the five (5) year anniversary after the Grant Date.

2. Number of Shares. Subject to the terms and conditions hereinafter set forth, the Holder is entitled to purchase up to Four Hundred Thousand (400,000) shares of Common Stock of the Company.

3. Method of Exercise; Net Issue Exercise.

a. Method of Exercise; Payment; Issuance of New Warrant. The purchase right represented by the Warrant may be exercised by the Holder, in whole or in part, at any time or from time to time, at the election of the Holder, by the surrender of this Warrant (with the notice of exercise form attached hereto as Exhibit A duly executed) at the principal office of the Company and by the payment to the Company, by cash, check or wire transfer, of an amount equal to the then applicable Warrant Price per share multiplied by the number of Shares then being purchased.

b. Net Issue Exercise. In lieu of exercising this Warrant under Section 3(a) above, the Holder may elect to receive shares equal to the value of this Warrant (or the portion thereof being canceled) by surrender of this Warrant at the principal office of the Company, together with notice of such election, in which event the Company shall issue to the Holder a number of Shares computed using the following formula:

X= Y(A-B)
- ---------
    A

Where:            X=       The number of Shares to be issued to the Holder
                  Y=       the number of Shares to be exercised under this
                           Warrant at the time of such  exercise  (which  number
                           shall  not   exceed   the  total   number  of  Shares
                           exercisable under this Warrant at the time of such tender.)
                  A=       the fair market value of one share of Common Stock at
                           the time of such exercise.
                  B=       the per share Warrant Price (as adjusted  through the
                           date of such exercise.)

For purposes of this Paragraph 3(b), the fair market value of the Common Stock shall be determined as follows:

(i) if the exercise is in connection with an initial public offering of the Company's Common Stock, and if the Company's registration statement relating to such public offering has been declared effective by the Securities and Exchange Commission ("SEC"), then the fair market value per share shall be the initial "Price to Public" specified in the final prospects with respect to the offering, or:

(ii) if this Warrant is exercised after, and not in connection with, the Company's initial public offering, and:

(a) if traded on a securities exchange, the fair market value shall be the average of the closing prices over the ten (10) day trading period immediately preceding three days before the day the current fair market value of the securities is being determined; or

(b) if actively traded over-the-counter, the fair market value shall be deemed to be the average of the closing bid and asked prices quoted on the Nasdaq system (or similar system) over the ten (10) day trading period immediately preceding three days before the day the current fair market value of the securities is being determined.

The person or persons in whose name(s) any certificate(s) representing Shares shall be issuable upon exercise of this Warrant shall be deemed to have become the holder(s) of record of, and shall be treated for all purposes as the record holder(s) of, the shares represented thereby (and such shares shall be deemed to have been issued) immediately prior to the close of business on the date or dates upon which this Warrant is exercised. In the event of any exercise of the rights represented by this Warrant certificates for the shares of stock so purchased shall be delivered to the Holder as soon as possible and in any event within fifteen (15) days of receipt of such exercise and, unless this Warrant has been fully exercised or expired, a new Warrant representing the portion of the Shares, if any, with respect to which this Warrant shall not then have been exercised shall also be issued to the Holder as soon as possible and in any event within such fifteen (15) day period.

4. Stock Fully Paid; Reservation of Shares. All Shares that may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be fully paid and nonassessable, and free from all taxes, liens and charges with respect to the issue thereof. During the period within which the rights represented by the Warrant may be exercised, the Company will at all times have authorized and reserved for the purpose of issuance upon exercise of the purchase rights evidenced by this Warrant, a sufficient number of Shares to provide for the exercise of the rights represented by this Warrant.

5. Adjustment of Warrant Price and Number of Shares. The number and kind of securities purchasable upon the exercise of the Warrant and the Warrant Price shall be subject to adjustment from time to time upon the occurrence of certain events as follows:

a.  Reclassification   or   Merger.   In   case   of   any   recapitalization,
reclassification, change or conversion of Common stock issuable upon exercise of this Warrant (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination), or in case of any merger of the Company with or into another corporation (other than a merger with another corporation in which the Company is the continuing and surviving corporation and which does not result in any reclassification or change of outstanding securities issuable upon exercise of this Warrant), or in case of any sale of all or substantially all of the assets of the Company, the Company, or such successor or purchasing corporation, as the case may be, shall execute a new Warrant (in form and substance satisfactory to the Holder) providing that the Holder shall have the right to exercise such new Warrant and upon such exercise to receive, in lieu of each share of Common Stock theretofore issuable upon exercise of this Warrant, the kind and amount of shares of stock, other securities, money and property receivable upon such reclassification, change or merger by a holder of one share of Common Stock. Such new Warrant shall provide for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Paragraph 5. The provisions of this subparagraph 5(a) shall similarly apply to successive reclassification, changes, mergers and transfers.

b. Subdivision or Combination of Shares. If the Company at any time while this Warrant remains outstanding and unexpired shall subdivide or combine its Common Stock, the Warrant Price and the number of shares of Common Stock issuable upon exercise hereof shall be proportionately adjusted such that the aggregate exercise price of this Warrant shall at all time remain equal.

c. Stock Dividends. If the Company at any time while this Warrant is outstanding and unexpired shall pay a dividend payable in shares of Common Stock (except any distribution specifically provided for in the foregoing subparagraphs 5(a) and 5(b), then (i) the Warrant Price shall be adjusted, from and after the date of determination of shareholders entitled to receive such dividend or distribution, to that price determined by multiplying the Warrant Price in effect immediately prior to such date of determination by a fraction (x) the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to such dividend or distribution, and (y) the denominator of which shall be the total number of shares of Common Stock outstanding immediately after such dividend or distribution and (ii) the number of shares of Common Stock subject to this Warrant shall be proportionately adjusted.

d. No Impairment. The Company will not, by amendment of its Articles of Incorporation or through any reorganization, recapitalization, transfer or assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Paragraph 5 and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder as the holder of this Warrant against impairment.

e. Notices of Significant Events. At any time while this Warrant is outstanding and unexpired, in the event the Company undertakes the payment of any dividend or other distribution or a merger or consolidation of the Company with or into any other corporation, or any proposed sale, lease or conveyance of all or substantially all of the assets of the Company, or any proposed liquidation, dissolution or winding up of the Company, or any proposed amendment to the Company's Articles of Incorporation, or any public offering of its Common Stock excluding the proposed initial public offering of its common stock that is being prepared as of the date hereof, the Company shall mail to the Holder, at least twenty (20) days prior to the date of consummating such event, a notice specifying the event and the date on which such event is then proposed to be consummated, and before which it will not be consummated.

6. Adjustments. Whenever, while this Warrant is outstanding and unexpired, the Warrant Price shall be adjusted pursuant to the provisions hereof, the Company shall within thirty (30) days of such adjustment deliver a certificate signed by its chief financial officer to the Holder as the registered holder hereof setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated, and the Warrant Price after giving effect to such adjustment.

7. Fractional Shares. No fractional shares of Common Stock will be issued in connection with any exercise hereunder, but in lieu of such fractional shares, the Company shall make a cash payment therefor upon the basis of the Warrant Price then in effect.

8. Transfers. This Warrant, and all rights herein, are transferable in whole or in part by the Holder and by any transferee thereof upon written notice to the Company, provided that such transfer shall be in compliance with all applicable federal and state securities laws. Any such transferee shall be deemed a "Holder" under this Warrant.

9. Rights as Shareholder. The Holder, as the holder of the Warrant, shall not be entitled to vote or receive dividends and shall not be deemed the holder of Common Stock, nor shall anything contained herein be construed to confer upon the Holder as the holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote of the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to receive notice of meetings, or to receive dividends or subscription rights or otherwise until this Warrant shall have been exercised and the shares of Common Stock purchasable upon the exercise hereof shall have become deliverable, as provided herein.

10. Representations and Warranties of the Company. The Company hereby represents and warrants to the Holder as follows:

a. The Company is a corporation duty organized and active under the laws of the State of Oregon and has all requisite corporate power and authority to carry on its business as now conducted.

b. This Warrant has been duly authorized by all necessary corporate action by the Company and has been duly executed by the Company, and this Warrant represents the valid and binding obligation of the Company enforceable in accordance with the terms set forth herein, except as may be limited by bankruptcy or other similar laws related to creditors' rights or equitable remedies.

c. The Shares purchasable upon the exercise hereof have been duly authorized and reserved for issuance by the Company and when issued in accordance with the terms hereof, will be validly issued, fully paid and nonassessable and will be issued in compliance with all applicable federal and state securities laws.

d. The execution and delivery of this Warrant does not, and the issuance of the shares of Common Stock upon exercise of this Warrant in accordance with the terms hereof will not violate or be inconsistent with, the Company's Articles of Incorporation and the Company's Bylaws, does not and will not contravene any laws, governmental rule or regulation, judgment or order currently applicable to the Company, and does not and will not contravene any provision of, or constitute a default under, any indenture, mortgage, contract, or other instrument of which the Company is a party or by which it is bound or require the consent or approval of, the giving of notice to, the registration with or the taking of any action in respect of or by, any federal, state or local governmental authority or agency or other person.

11. Representations and Warranties of Holder. The Holder hereby represents and warrants to the Company the following:

a. The Holder is aware of the Company's business affairs and financial condition, and has acquired information about the Company sufficient to reach an informed knowledgeable decision to acquire this Warrant and the Shares issuable upon exercise of this Warrant. The Holder is acquiring this Warrant and the Shares issuable upon exercise of this Warrant for its own account for investment purposes only and not with a view to any "distribution" thereof that would not otherwise be in compliance with the Act.

b. The Holder understands that neither this Warrant nor the Shares have been registered under the Act in reliance upon a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of the Holder's investment intent as expressed herein.

c. The Holder understands that this Warrant and the Shares issuable upon the exercise of this Warrant must be held indefinitely unless subsequently registered under the Act and any applicable state securities laws, or unless exemptions from registration are otherwise available.

d. The Holder is aware of the provisions of Rule 144, promulgated under the Act, which, in substance, permits limited public resale of "restricted securities" acquired, directly or indirectly, from the issuer thereof (or from an affiliate of such issuer), in a non-public offering subject to the satisfaction of certain conditions.

e. Holder is an accredited investor, as that term is defined in Rule 501(a) promulgated under the Act. With respect to any offer, sale or other disposition of this Warrant or any Shares acquired pursuant to the exercise of this Warrant prior to registration of such Warrant or Shares, the Holder hereof and each subsequent holder of this Warrant agrees to (i) give written notice to the Company prior thereto, describing the manner thereof and (ii) if requested by the Company, an opinion of counsel, reasonably satisfactory to the Company, confirming that such offer, sale or other disposition may be effected without registration or qualification under the Act as then in effect or any federal or state law then in effect.

12. Registration Rights. The Holder shall have the following registration rights:

a. Definitions. For purposes of this Section 12, (i) the term "Registrable Securities" means (x) the Shares, and (y) any Common Stock issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, such Shares or any Common Stock issuable upon exercise, conversion or exchange of the Shares or any other securities issuable upon exercise hereof, and (ii) the term "Holder" shall mean all persons or entities owning or having the right to acquire Registrable Securities or any assignee thereof.

b.  Request for Registration

(i) If the Company shall receive at any time after the earlier of (x) the second anniversary after the Grant Date, or (y) 180 days after the effective date of the first registration statement for a public offering of securities of the Company (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to a stock option, stock purchase or similar plan or an SEC Rule 145 transaction), a written request from the Holder that the Company file a registration statement under the Act covering the registration of an aggregate of at least 100,000 shares of the Registrable Securities then outstanding then the Company shall effect as soon as practicable, and in any event within 60 days of the receipt of such request, the registration under the Act of all Registrable Securities which the Holder requests to be registered, subject to the limitations of subsection (b)(ii) below.

(ii) If the Holder intends to distribute the Registrable Securities, covered by its request by means of an underwriting, it shall so advise the Company as a part of its request made pursuant to subsection (b)(i) above. The underwriter or underwriters will be selected by the Company and shall be reasonably acceptable to the Holder. In such event, the right of the Holder to include its Registrable Securities in such registration shall be conditioned upon the Holder's participation in such underwriting and the inclusion of the Holder's Registrable Securities in the underwriting to the extent provided herein. The Holder shall (together with the Company) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting. Notwithstanding any other provision of this Section 12(b), if the underwriter advises the Holder in writing that marketing factors require a limitation of the number of shares to be underwritten, then the number of shares of Registrable Securities that may be included in the underwriting shall be reduced; provided, however, that the number of shares of Registrable Securities to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting.

(iii) Notwithstanding the foregoing, if the Company shall furnish to the Holder a certificate signed by the Chief Executive Officer of the Company stating that in the good faith judgment of the Board of Directors of the Company it would be seriously detrimental to the Company and its shareholders for such registration statement to be filed and it is therefore essential to defer the filing of such registration statement, the Company shall have the right to defer taking action with respect to such filing for a period of not more than 90 days after receipt of the request of the Holder; provided, however, that the Company may not utilize this right more than once in any twelve-month period.

(iv) In addition, the Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to this Section 12(b):

(A) After the Company has effected two registrations pursuant to this Section 12(b) and such registrations have been declared or ordered effective; or

(B) The Company commits to initiate on its own the registration of Common Stock to be issued by the Company under Section 12(c) below within 15 days after receiving Holder's written request under subsection (b)(i) above ("Notice"), and holds within thirty days of such Notice an organizational meeting for such registration and effects such registration of all such Registrable Securities covered by such Notice within 120 days of the Notice (a "Conversion Registration").

                  c. Company Registration. If the Company proposes to register (including for this purpose a registration effected by the Company for shareholders other than the Holder) any of its stock or other securities under the Act in connection with the public offering of such securities solely for cash (other than a registration relating solely to the sale of securities to participants in a Company stock plan), the Company shall, at such time, promptly give the Holder written notice of such registration. Upon the written request of the Holder given within twenty (20) days after mailing of such notice by the Company in accordance with Section 14 hereof, the Company shall, subject to the provisions of Section 12(h), cause to be registered under the Act all of the Registrable Securities that the Holder has requested to be registered. Notwithstanding the foregoing, the Holder waives its notice and registration rights under this subsection (c) with respect to the proposed initial public offering of the Company's Common Stock that is being prepared as of the date hereof.

d. Obligations of the Company. Whenever required under this Section 12 to effect
the  registration  of  any  Registrable   Securities,   the  Company  shall,  as
expeditiously as reasonably possible:

(i) Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its good faith efforts to cause such registration statement to become effective, and upon the request of the Holder, keep such registration statement effective for a period of up to one hundred twenty (120) days.

(ii) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Act with respect to the disposition of all securities covered by such registration statement.

(iii) Furnish to the Holder such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Act, and such other documents as it may reasonably request in order to facilitate the disposition of Registrable Securities owned by it.

(iv) Use its best efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such U.S. jurisdictions as shall be reasonably requested by the Holder; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Act.

(v) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. The Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

(vi) Notify the Holder at any time when a prospectus is required to be delivered under the Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

(vii) Cause all such Registrable Securities registered pursuant thereunder to be listed on each securities exchange on which similar securities issued by the Company are then listed.

(viii) Provide a transfer agent and registrar for all Registrable Securities registered pursuant hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration.

(ix) Furnish, at the request of the Holder requesting registration of Registrable Securities pursuant to this Section 12, on the date that such Registrable Securities are delivered to the underwriters for sale in connection with a registration pursuant to this Section 12, if such securities are being sold through underwriters, or if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (x) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities, and (y) a letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holder.

e. Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 12 with respect to the Registrable Securities that the Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as shall be reasonably required to effect the registration of the Holder's Registrable Securities.

f. Expenses of Demand Registration. All expenses other than underwriting discounts and commissions incurred in connection with registrations, filings or qualifications pursuant to Section 12(b), including (without limitation) all registration, filing and qualification fees, printers' and accounting fees, fees and disbursements of counsel for the Company and the reasonable fees and disbursements of one counsel for the selling Holder shall be borne by the Company if such counsel is the same as counsel for the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 12(b) if the registration request is subsequently withdrawn at the request Of the Holder (in which case Holder shall bear such expenses), unless the Holder agrees to forfeit its right to one demand registration pursuant to Section 12(b); provided further, however, that if at the time of such withdrawal, the Holder has learned of a material adverse change in the condition, business, or prospects of the Company from that known to the Holder at the time of its request and has withdrawn the request with reasonable promptness following disclosure by the Company of such material adverse change, then the Holder shall not be required to pay any of such expenses and shall retain its rights pursuant to Section 12(b).

g. Expenses of Company Registration. The Company shall bear and pay all expenses incurred in connection with any registration, filing, or qualification of

Registrable Securities with respect to the registrations pursuant to Section 12(c) for the Holder, including (without limitation) all registration, filing, and qualification fees, printers and accounting fees relating or apportionable thereto and the fees and disbursements of one counsel for the selling Holder provided such counsel is the same as counsel for the Company, but excluding any underwriting discounts and commissions relating to Registrable Securities.

h. Underwriting Requirements. In connection with any offering involving an underwriting of shares of the Company's capital stock, the Company shall not be required under Section 12(b) to include any of the Holder's Registrable Securities in such underwriting unless such Holder accepts the terms of the underwriting as agreed upon between the Company and the underwriters selected by the Company (or by other persons entitled to select the underwriters), and then only in such quantity as the underwriters determine in their sole discretion will not jeopardize the success of the offering by the Company. If the total amount of securities, including Registrable Securities, requested by shareholders to be included in such offering exceeds the amount of securities sold other than by the Company that the underwriters determine in their sole discretion is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters determine in their sole discretion will not jeopardize the success of the offering (the securities so included to be apportioned pro rata among the selling shareholders according to the total amount of securities entitled to be included therein owned by each selling shareholder or in such other proportions as shall mutually be agreed to by such selling shareholders), provided further, that in a Conversion Registration if such reduction on the basis of underwriters' determination does take place and has the effect of reducing the total number of shares sold by Holder below the number as to which a request for registration was tendered under Section 12(b)(i) hereof, the inclusion of Holder's shares in the Company registration shall not count as one of the two registrations allowed under Section 12(b)(iv)(A) hereof.

i. Indemnification. In the event any Registrable Securities are included in a registration statement under this Section 12:

(i) To the extent permitted by law, the Company will indemnify and hold harmless the Holder, any underwriter (as defined in the Act) for the Holder and each person, if any, who controls the Holder or underwriter within the meaning of the Act or the Securities Act of 1934, as amended (the "1934 Act"), against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Act, or the 1934 Act or other federal or state law, or any rule or regulation promulgated under the Act, or under the 1934 Act or any state security law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"):
(A) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto,
(B) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (C) any violation or alleged violation by the Company of the Act, the 1934 Act, any state securities law or any rule or regulation promulgated under the Act, or the 1934 Act or any state securities law; and the Company will pay to the Holder, underwriter or controlling person, as incurred, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this subsection i(i) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability, or action to the extent that it arises out of or is based upon a Violation with occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by the Holder, underwriter or controlling person, nor shall the Company be liable in any such case for any such loss, claim, damage, liability, or action to the extent that it arises out of or is based upon a Violation arising from a preliminary Prospectus which the Holder delivered to the person alleging such loss, claim, damage, liability or action if the Holder failed to deliver a copy of the final Prospectus as amended or supplemented if it is amended or supplemented to correct such misstatement or omission, to such person at or prior to the written confirmation of the sale to such person.

(ii) To the extent permitted by law, the Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Act, any underwriter, any other Holder selling securities in such registration statement and any controlling person of any such underwriter or other Holder, against any losses, claims, damages, or liabilities (joint or several) to which any of the foregoing persons may become subject, under the Act, or the 1934 Act or other federal or state law, or any rule or regulation promulgated under the Act, or under the 1934 Act or any federal or state law, or any rule or regulation promulgated under the Act or any state securities law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by the Holder expressly for use in connection with such registration; and the Holder will pay, as incurred, any legal or other expenses reasonably incurred by any person intended to be indemnified pursuant to this subsection i(ii), in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this subsection i(ii) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; provided, that, in no event shall any indemnity under this subsection i(ii) exceed the gross proceeds from the offering received by such Holder.

(iii) Promptly after receipt by an indemnified party under this Section 12(i) of notice of commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 12(i), deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel selected by the indemnifying party and reasonably acceptable to the indemnified party; provided, however, that an indemnified party (together with all other indemnified parties which may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such an action, shall relieve such indemnifying party of any liability to the indemnified party under this
Section 12(i), but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 12(i).

(iv) If the indemnification provided for in this Section 12(i) is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage, or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

(v) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

(vi) The obligations of the Company and the Holder under this Section 12(i) shall survive the completion of any offering of Registrable Securities in a registration statement under this Section 12, and otherwise.

j. Reports Under Securities Exchange Act of 1934. With a view to making available to the Holder benefits of Rule 144 promulgated under the Act and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration, the Company agrees to:

(i) make and keep public information available, as those terms are understood and defined in SEC rule 144, at all times after ninety (90) days after the effective date of the first registration statement filed by the Company for the offering of its securities to the general public;

(ii) take such action, including the voluntary registration of its Common Stock under Section 12 of the 1934 Act, as is necessary to enable the Holder to utilize Form S-3 for the sale of its Registrable Securities, such action to be taken as soon as practicable after the end of the fiscal year in which the first registration statement filed by the Company for the offering of its securities to the general public is declared effective;

(iii) file with the SEC in a timely manner all reports and other documents required of the Company under the Act and the 1934 Act; and

(iv) furnish to the Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (A) a written statement by the Company that it has complied with the reporting requirements of SEC rule 144 (at any time after ninety (90) days after the effective date of the first registration statement filed by the Company), the Act and the 1934 Act (at any time after it has become subject to such reporting requirements), (B) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (C) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC which permits the selling of any such securities without registration or pursuant to such form.

k. Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities pursuant to this Section 12 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such securities provided: (i) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned, (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this
Section 12, including, without limitation, the provision of Section 12(l) below;
(iii) such assignment shall be effective only if immediately following such transfer the further disposition of such securities by the transferee or assignee is restricted under the Act; and (iv) such assignment or transfer is of a Warrant that is exercisable for a minimum of 50,000 Shares, or of at least 50,000 Shares (each adjusted to reflect subsequent stock dividends, stock splits, conversions or recapitalizations).

l. "Market Stand Off" Agreement. Holder hereby agrees that, during the period of duration specified by the Company and an underwriter of Common Stock or other securities of the Company, following the effective date of a registration statement of the Company filed under the Act, it shall not, to the extent requested by the Company and such underwriter, directly or indirectly sell, offer to sell, contract to sell (including, without limitation, any short sale), grant any option to purchase or otherwise transfer or dispose of (other than to donees who agree to be similarly bound) any securities of the Company held by it at any time during such period except common stock included in such registration; provided, however, that:

(i) all officers and directors of the Company and all other persons with registration rights (whether or not pursuant to this Agreement) enter into similar agreements; and

(ii) such market stand-off time period shall not exceed 180 days.

In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the Registrable Securities.

13. Modification and Waiver. This Warrant and any provision hereof may be changed, waived, discharged or terminated only if expressly set forth in an instrument in writing signed by the Company and the Holder.

14. Notices. Unless otherwise provided, any notice required or permitted herein shall be given in writing and shall be deemed effectively given upon personal delivery or fax to the party to be notified or three (3) days after deposit with the United States Post Office, by registered or certified mail, postage prepaid and addressed to the party to be notified at the address indicated for such party on the signature page hereof, or such other address as such party may designate by 10 days advance written notice to the other party.

15. Binding Effect on Successors. This Warrant shall be binding upon any corporation succeeding the Company by merger, consolidation or acquisition of all or substantially all of the Company's assets, and all of the obligations of the Company concerning registration rights or otherwise relating to the Common Stock or other securities issuable upon the exercise of this Warrant shall survive the exercise and termination of this Warrant, and all of the covenants and agreements of the Company shall inure to the benefit of the successors and assigns of the holder hereof, subject to the limitations on transfer of registration rights contained in Section 12(k). The Company will, at the time of the exercise of this Warrant, in whole or in part, upon request of the holder hereof but at the Company's expense, acknowledge in writing its continuing obligation to the holder hereof in respect of any rights to which the holder hereof shall continue to be entitled after such exercise in accordance with this Warrant; provided, that the figure of the holder hereof to make any such request shall not affect the continuing obligation of the Company to the holder hereof in respect of such rights.

16. Lost Warrants or Stock Certificates. The Company covenants to the holder hereof that upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this Warrant or any stock certificate and in the case of any such loss, theft or destruction, upon receipt of an indemnity reasonably satisfactory to the Company, or in the case of any such mutilation upon surrender and cancellation of such Warrant or stock certificate, the Company will make and deliver a new Warrant or stock certificate, of like tenor, in lieu of the lost, stolen, destroyed, or mutilated Warrant or stock certificate.

17. Descriptive Headings. The descriptive headings of the several paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant.

18. Governing Law. This Warrant shall be governed by, and construed under, the laws of the State of Oregon as applied to agreements among Oregon residents entered into and to be performed entirely within Oregon.

IN WITNESS WHEREOF, the Company has caused this warrant to be executed effective as of the date first above written.

CLAREMONT TECHNOLOGY GROUP, INC.


- ------------------------------------
Paul J. Cosgrave
Chairman and Chief Executive Officer



By: --------------------------------
         Terry D. Murphy
         Secretary


Address: 1600 N.W. Compton Drive
         Suite 210
         Beaverton, Oregon  97006

DLJ Capital Corporation
3000 Sand Hill Road
Bldg 4, Suite 270
Menlo Park, CA  94025
Attn:  Keith B. Geeslin


By: --------------------------------

EXHIBIT A

NOTICE OF EXERCISE


To:               Claremont Technology Group, Inc.
                  ================================

Attn:             ________________________________


1. The undersigned hereby elects to purchase ___ shares of Common Stock of Claremont Technology Group, Inc. pursuant to the terms of the attached Warrant, and tenders herewith payment of the purchase price of such shares in full.

2. Please issue a certificate or certificates representing said shares in the name of the undersigned or in such other name or names as are specified below.

Name:


- ---------------------------

Address: ------------------

         ------------------

WARRANT ADJUSTMENT AGREEMENT

This Warrant Adjustment Agreement (the "Agreement") is entered into as of May 20, 1996 by and between Claremont Technology Group, Inc., an Oregon corporation (the "Company"), and DLJ Capital Corporation ("DLJ").

WHEREAS, the Company has issued to DLJ a five-year warrant on the date hereof (the "Warrant") to purchase 400,000 shares of Common Stock of the Company in connection with the settlement agreement between The Sprout Group of Funds, DLJ and the any dated as of the date hereof; and

WHEREAS, in connection with such settlement and the grant of the Warrant the Company has agreed to grant to DLJ, or, if the Warrant is transferred to one or more transferees, the holder(s) of such warrants (collectively referred to herein as the "Warrantholders"), certain antidilution rights, as set forth herein;

NOW, THEREFORE, in consideration of the agreements contained herein and in such settlement agreement, the parties agree as follows:

Unless otherwise defined herein, each capitalized term shall have the meaning set forth in the Warrant.

1. Adjustment of Terms of Warrant. Subject to the terms and conditions provided herein, the number and type of Shares subject to the Warrant, and the rights associated with or granted in connection with the purchase of such Shares, shall be subject to adjustment, at the option of the Warrantholders, if the Company issues at any time or from time to time, any equity securities, or any options, warrants, rights or other securities exercisable or exchangeable for or convertible into any such equity securities ("Equity Securities"), provided, however, the following securities shall not be included in the definition of Equity Securities:

(i) Shares of Common Stock issued based on the conversion or exercise of any warrant, option or convertible debt outstanding as of the date hereof; and

(ii) Up to an additional 2,200,000 Shares of Common Stock or options to purchase Common Stock issued or issuable to employees, consultants, officers, directors or other service providers pursuant to the Company's stock incentive plans.

2. Notice of Issuance. At any time the Company issues any Equity Securities (an "Equity Issuance") prior to the effective date of a registration statement filed by the Company covering a firmly-underwritten initial public offering in which the gross proceeds to the Company equals or exceeds $15 million or June 30, 1998 (the "Expiration Date"), the Company shall provide written notice, in accordance with Section 7 hereof, of such issuance to the Warrantholders, which notice shall describe in detail such Equity Issuance, including, without limitation, a description of such Equity Securities, the price per share or per unit of such Equity Securities in such Equity Issuance, and all other rights and obligations granted to and imposed upon any purchaser or recipient of such Equity Securities. Such notice shall also be accompanied by all documentation used or delivered in connection with such Equity Issuance.

3. Election to Adjust. Upon each Equity Issuance, each Warrantholder shall have the right to elect, in its sole discretion, upon written notice provided to the Company within forty-five (45) days following such Warrantholder's receipt of the Company's notice described in Section 2 above, to have the Warrant held by such Warrantholder adjusted to become exercisable for the same Equity Securities issued in such Equity Issuance. If so adjusted, the Warrant shall become exercisable to purchase such shares or units of Equity Securities at the same per share or per unit price used in or applicable to such Equity Issuance (the "New Per Share Price"), and the total number of such shares or units purchasable under such Warrant shall equal the total exercise price of such Warrant divided by the New Per Share Price. Upon such an adjustment, such Warrantholder shall also be entitled to receive and shall be subject to, upon exercise of the Warrant, any of the other rights and/or obligations granted to, or imposed upon purchases or recipients of such shares or units in such Equity Issuance.

4. Issuance of Adjusted Warrant. If the Warrantholder elects to adjust the terms of the Warrant pursuant to Section 1 hereof, within thirty (30) days of receipt of written notice by the Company, the Company shall issue a new Warrant with the terms so adjusted.

5. Expiration. This Agreement shall expire on the Expiration Date, as defined in
Section 2 above, and as of and after that date, shall be of no further force and effect.

6. No Impairment of Rights. The Company will not by amendment of its Articles of Incorporation or Bylaws or through any other means, avoid or seek to avoid the observance or performance of any of the terms of this Agreement, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be or appropriate in order to protect the rights of the holder of the Warrant under this Agreement from impairment.

7. Binding Effect on Successors. This Agreement shall be binding upon any corporation succeeding the Company by merger, consolidation or acquisition of all or substantially all of the Company's assets, and all of the obligations of the Company relating to Securities issuable upon the exercise or conversion of the Warrant shall survive the termination of this Agreement.

8. Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Oregon as applied to agreements among Oregon residents entered into and to be performed entirely within Oregon.

9. Modification and Waiver. This Agreement and any provision hereof may be changed, waived, discharged or terminated only if expressly set forth in an instrument in writing signed by the Company and the Warrantholder.

10. Notices. Unless otherwise provided any notice required or permitted herein shall be given in writing and shall be deemed effectively given upon personal delivery or fax to the party to be notified or three (3) days after deposit with the United States Post Office, by registered or certified mail, postage prepaid and addressed to the party to be notified at the address indicated for such party on the signature page hereof, or such other address as such party may designate by 10 days advance written notice to the other party.

11. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

CLAREMONT TECHNOLOGY GROUP, INC.


By: -----------------------------------------
         Paul J. Cosgrave
         Chairman and Chief Executive Officer


By: -----------------------------------------
         Terry D. Murphy
         Secretary

Address: ------------------------------------
         ------------------------------------
         ------------------------------------

DLJ CAPITAL CORPORATION
3000 Sand Hill Road
Bldg. 4, Suite 270
Menlo Park, CA  94025
Attn.:  Keith B. Geeslin


By: ---------------------------------

                                                                     Exhibit 3


NEITHER THIS WARRANT NOR ANY OF THE SECURITIES ISSUABLE HEREUNDER HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND AS SUCH MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT PURSUANT TO A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO SUCH WARRANT OR SECURITIES, OR UNLESS SOLD IN FULL COMPLIANCE WITH RULE 144 PROMULGATED UNDER THE ACT OR UNLESS THE COMPANY SHALL RECEIVE AN OPINION FROM COUNSEL TO HOLDER, REASONABLY SATISFACTORY TO THE COMPANY TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED.

CLAREMONT TECHNOLOGY GROUP, INC.

Common Stock Purchase Warrant

May 20, 1996

THIS CERTIFIES THAT, for value received, DLJ Capital Corporation (the "Holder") is entitled to purchase shares (the "Shares") of Common Stock of Claremont Technology Group, Inc., an Oregon corporation (the "Company"), at a price per share of $10.33 (such price and such other price as shall result, from time to time, from adjustments specified below is referred to herein as the "Warrant Price"), subject to the provisions and upon the terms and conditions hereinafter set forth. As used herein, the term "Common Stock" shall mean the Company's duly authorized Common Stock, no par value, and the term "Grant Date" shall mean the date set forth above.

1. Term. Subject to the terms hereof, the purchase rights represented by this Warrant are exercisable, in whole or in part, at any time and from time to time, until the five (5) year anniversary after the Grant Date.

2. Number of Shares. Subject to the terms and conditions hereinafter set forth, the Holder is entitled to purchase up to Four Hundred Thousand (400,000) shares of Common Stock of the Company.

3. Method of Exercise; Net Issue Exercise.

a. Method of Exercise; Payment; Issuance of New Warrant. The purchase right represented by the Warrant may be exercised by the Holder, in whole or in part, at any time or from time to time, at the election of the Holder, by the surrender of this Warrant (with the notice of exercise form attached hereto as Exhibit A duly executed) at the principal office of the Company and by the payment to the Company, by cash, check or wire transfer, of an amount equal to the then applicable Warrant Price per share multiplied by the number of Shares then being purchased.

b. Net Issue Exercise. In lieu of exercising this Warrant under Section 3(a) above, the Holder may elect to receive shares equal to the value of this Warrant (or the portion thereof being canceled) by surrender of this Warrant at the principal office of the Company, together with notice of such election, in which event the Company shall issue to the Holder a number of Shares computed using the following formula:

X= Y(A-B)
- ---------
    A

Where:            X=       The number of Shares to be issued to the Holder
                  Y=       the number of Shares to be exercised under this
                           Warrant at the time of such  exercise  (which  number
                           shall  not   exceed   the  total   number  of  Shares
                           exercisable under this Warrant at the time of such tender.)
                  A=       the fair market value of one share of Common Stock at
                           the time of such exercise.
                  B=       the per share Warrant Price (as adjusted  through the
                           date of such exercise.)

For purposes of this Paragraph 3(b), the fair market value of the Common Stock shall be determined as follows:

(i) if the exercise is in connection with an initial public offering of the Company's Common Stock, and if the Company's registration statement relating to such public offering has been declared effective by the Securities and Exchange Commission ("SEC"), then the fair market value per share shall be the initial "Price to Public" specified in the final prospects with respect to the offering, or:

(ii) if this Warrant is exercised after, and not in connection with, the Company's initial public offering, and:

(a) if traded on a securities exchange, the fair market value shall be the average of the closing prices over the ten (10) day trading period immediately preceding three days before the day the current fair market value of the securities is being determined; or

(b) if actively traded over-the-counter, the fair market value shall be deemed to be the average of the closing bid and asked prices quoted on the Nasdaq system (or similar system) over the ten (10) day trading period immediately preceding three days before the day the current fair market value of the securities is being determined.

The person or persons in whose name(s) any certificate(s) representing Shares shall be issuable upon exercise of this Warrant shall be deemed to have become the holder(s) of record of, and shall be treated for all purposes as the record holder(s) of, the shares represented thereby (and such shares shall be deemed to have been issued) immediately prior to the close of business on the date or dates upon which this Warrant is exercised. In the event of any exercise of the rights represented by this Warrant certificates for the shares of stock so purchased shall be delivered to the Holder as soon as possible and in any event within fifteen (15) days of receipt of such exercise and, unless this Warrant has been fully exercised or expired, a new Warrant representing the portion of the Shares, if any, with respect to which this Warrant shall not then have been exercised shall also be issued to the Holder as soon as possible and in any event within such fifteen (15) day period.

4. Stock Fully Paid; Reservation of Shares. All Shares that may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be fully paid and nonassessable, and free from all taxes, liens and charges with respect to the issue thereof. During the period within which the rights represented by the Warrant may be exercised, the Company will at all times have authorized and reserved for the purpose of issuance upon exercise of the purchase rights evidenced by this Warrant, a sufficient number of Shares to provide for the exercise of the rights represented by this Warrant.

5. Adjustment of Warrant Price and Number of Shares. The number and kind of securities purchasable upon the exercise of the Warrant and the Warrant Price shall be subject to adjustment from time to time upon the occurrence of certain events as follows:

a.  Reclassification   or   Merger.   In   case   of   any   recapitalization,
reclassification, change or conversion of Common stock issuable upon exercise of this Warrant (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination), or in case of any merger of the Company with or into another corporation (other than a merger with another corporation in which the Company is the continuing and surviving corporation and which does not result in any reclassification or change of outstanding securities issuable upon exercise of this Warrant), or in case of any sale of all or substantially all of the assets of the Company, the Company, or such successor or purchasing corporation, as the case may be, shall execute a new Warrant (in form and substance satisfactory to the Holder) providing that the Holder shall have the right to exercise such new Warrant and upon such exercise to receive, in lieu of each share of Common Stock theretofore issuable upon exercise of this Warrant, the kind and amount of shares of stock, other securities, money and property receivable upon such reclassification, change or merger by a holder of one share of Common Stock. Such new Warrant shall provide for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Paragraph 5. The provisions of this subparagraph 5(a) shall similarly apply to successive reclassification, changes, mergers and transfers.

b. Subdivision or Combination of Shares. If the Company at any time while this Warrant remains outstanding and unexpired shall subdivide or combine its Common Stock, the Warrant Price and the number of shares of Common Stock issuable upon exercise hereof shall be proportionately adjusted such that the aggregate exercise price of this Warrant shall at all time remain equal.

c. Stock Dividends. If the Company at any time while this Warrant is outstanding and unexpired shall pay a dividend payable in shares of Common Stock (except any distribution specifically provided for in the foregoing subparagraphs 5(a) and 5(b), then (i) the Warrant Price shall be adjusted, from and after the date of determination of shareholders entitled to receive such dividend or distribution, to that price determined by multiplying the Warrant Price in effect immediately prior to such date of determination by a fraction (x) the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to such dividend or distribution, and (y) the denominator of which shall be the total number of shares of Common Stock outstanding immediately after such dividend or distribution and (ii) the number of shares of Common Stock subject to this Warrant shall be proportionately adjusted.

d. No Impairment. The Company will not, by amendment of its Articles of Incorporation or through any reorganization, recapitalization, transfer or assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Paragraph 5 and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder as the holder of this Warrant against impairment.

e. Notices of Significant Events. At any time while this Warrant is outstanding and unexpired, in the event the Company undertakes the payment of any dividend or other distribution or a merger or consolidation of the Company with or into any other corporation, or any proposed sale, lease or conveyance of all or substantially all of the assets of the Company, or any proposed liquidation, dissolution or winding up of the Company, or any proposed amendment to the Company's Articles of Incorporation, or any public offering of its Common Stock excluding the proposed initial public offering of its common stock that is being prepared as of the date hereof, the Company shall mail to the Holder, at least twenty (20) days prior to the date of consummating such event, a notice specifying the event and the date on which such event is then proposed to be consummated, and before which it will not be consummated.

6. Adjustments. Whenever, while this Warrant is outstanding and unexpired, the Warrant Price shall be adjusted pursuant to the provisions hereof, the Company shall within thirty (30) days of such adjustment deliver a certificate signed by its chief financial officer to the Holder as the registered holder hereof setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated, and the Warrant Price after giving effect to such adjustment.

7. Fractional Shares. No fractional shares of Common Stock will be issued in connection with any exercise hereunder, but in lieu of such fractional shares, the Company shall make a cash payment therefor upon the basis of the Warrant Price then in effect.

8. Transfers. This Warrant, and all rights herein, are transferable in whole or in part by the Holder and by any transferee thereof upon written notice to the Company, provided that such transfer shall be in compliance with all applicable federal and state securities laws. Any such transferee shall be deemed a "Holder" under this Warrant.

9. Rights as Shareholder. The Holder, as the holder of the Warrant, shall not be entitled to vote or receive dividends and shall not be deemed the holder of Common Stock, nor shall anything contained herein be construed to confer upon the Holder as the holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote of the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to receive notice of meetings, or to receive dividends or subscription rights or otherwise until this Warrant shall have been exercised and the shares of Common Stock purchasable upon the exercise hereof shall have become deliverable, as provided herein.

10. Representations and Warranties of the Company. The Company hereby represents and warrants to the Holder as follows:

a. The Company is a corporation duty organized and active under the laws of the State of Oregon and has all requisite corporate power and authority to carry on its business as now conducted.

b. This Warrant has been duly authorized by all necessary corporate action by the Company and has been duly executed by the Company, and this Warrant represents the valid and binding obligation of the Company enforceable in accordance with the terms set forth herein, except as may be limited by bankruptcy or other similar laws related to creditors' rights or equitable remedies.

c. The Shares purchasable upon the exercise hereof have been duly authorized and reserved for issuance by the Company and when issued in accordance with the terms hereof, will be validly issued, fully paid and nonassessable and will be issued in compliance with all applicable federal and state securities laws.

d. The execution and delivery of this Warrant does not, and the issuance of the shares of Common Stock upon exercise of this Warrant in accordance with the terms hereof will not violate or be inconsistent with, the Company's Articles of Incorporation and the Company's Bylaws, does not and will not contravene any law, governmental rule or regulation, judgment or order currently applicable to the Company, and does not and will not contravene any provision of, or constitute a default under, any indenture, mortgage, contract, or other instrument of which the Company is a party or by which it is bound or require the consent or approval of, the giving of notice to, the registration with or the taking of any action in respect of or by, any federal, state or local governmental authority or agency or other person.

11. Representations and Warranties of Holder. The Holder hereby represents and warrants to the Company the following:

a. The Holder is aware of the Company's business affairs and financial condition, and has acquired information about the Company sufficient to reach an informed knowledgeable decision to acquire this Warrant and the Shares issuable upon exercise of this Warrant. The Holder is acquiring this Warrant and the Shares issuable upon exercise of this Warrant for its own account for investment purposes only and not with a view to any "distribution" thereof that would not otherwise be in compliance with the Act.

b. The Holder understands that neither this Warrant nor the Shares have been registered under the Act in reliance upon a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of the Holder's investment intent as expressed herein.

c. The Holder understands that this Warrant and the Shares issuable upon the exercise of this Warrant must be held indefinitely unless subsequently registered under the Act and any applicable state securities laws, or unless exemptions from registration are otherwise available.

d. The Holder is aware of the provisions of Rule 144, promulgated under the Act, which, in substance, permits limited public resale of "restricted securities" acquired, directly or indirectly, from the issuer thereof (or from an affiliate of such issuer), in a non-public offering subject to the satisfaction of certain conditions.

e. Holder is an accredited investor, as that term is defined in Rule 501(a) promulgated under the Act. With respect to any offer, sale or other disposition of this Warrant or any Shares acquired pursuant to the exercise of this Warrant prior to registration of such Warrant or Shares, the Holder hereof and each subsequent holder of this Warrant agrees to (i) give written notice to the Company prior thereto, describing the manner thereof and (ii) if requested by the Company, an opinion of counsel, reasonably satisfactory to the Company, confirming that such offer, sale or other disposition may be effected without registration or qualification under the Act as then in effect or any federal or state law then in effect.

12. Registration Rights. The Holder shall have the following registration rights:

a. Definitions. For purposes of this Section 12, (i) the term "Registrable Securities" means (x) the Shares, and (y) any Common Stock issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, such Shares or any Common Stock issuable upon exercise, conversion or exchange of the Shares or any other securities issuable upon exercise hereof, and (ii) the term "Holder" shall mean all persons or entities owning or having the right to acquire Registrable Securities or any assignee thereof.

b.  Request for Registration

(i) If the Company shall receive at any time after the earlier of (x) the second anniversary after the Grant Date, or (y) 180 days after the effective date of the first registration statement for a public offering of securities of the Company (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to a stock option, stock purchase or similar plan or an SEC Rule 145 transaction), a written request from the Holder that the Company file a registration statement under the Act covering the registration of an aggregate of at least 100,000 shares of the Registrable Securities then outstanding then the Company shall effect as soon as practicable, and in any event within 60 days of the receipt of such request, the registration under the Act of all Registrable Securities which the Holder requests to be registered, subject to the limitations of subsection (b)(ii) below.

(ii) If the Holder intends to distribute the Registrable Securities, covered by its request by means of an underwriting, it shall so advise the Company as a part of its request made pursuant to subsection (b)(i) above. The underwriter or underwriters will be selected by the Company and shall be reasonably acceptable to the Holder. In such event, the right of the Holder to include its Registrable Securities in such registration shall be conditioned upon the Holder's participation in such underwriting and the inclusion of the Holder's Registrable Securities in the underwriting to the extent provided herein. The Holder shall (together with the Company) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting. Notwithstanding any other provision of this Section 12(b), if the underwriter advises the Holder in writing that marketing factors require a limitation of the number of shares to be underwritten, then the number of shares of Registrable Securities that may be included in the underwriting shall be reduced; provided, however, that the number of shares of Registrable Securities to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting.

(iii) Notwithstanding the foregoing, if the Company shall furnish to the Holder a certificate signed by the Chief Executive Officer of the Company stating that in the good faith judgment of the Board of Directors of the Company it would be seriously detrimental to the Company and its shareholders for such registration statement to be filed and it is therefore essential to defer the filing of such registration statement, the Company shall have the right to defer taking action with respect to such filing for a period of not more than 90 days after receipt of the request of the Holder; provided, however, that the Company may not utilize this right more than once in any twelve-month period.

(iv) In addition, the Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to this Section 12(b):

(A) After the Company has effected two registrations pursuant to this Section 12(b) and such registrations have been declared or ordered effective; or

(B) The Company commits to initiate on its own the registration of Common Stock to be issued by the Company under Section 12(c) below within 15 days after receiving Holder's written request under subsection (b)(i) above ("Notice"), and holds within thirty days of such Notice an organizational meeting for such registration and effects such registration of all such Registrable Securities covered by such Notice within 120 days of the Notice (a "Conversion Registration").

                  c. Company Registration. If the Company proposes to register (including for this purpose a registration effected by the Company for shareholders other than the Holder) any of its stock or other securities under the Act in connection with the public offering of such securities solely for cash (other than a registration relating solely to the sale of securities to participants in a Company stock plan), the Company shall, at such time, promptly give the Holder written notice of such registration. Upon the written request of the Holder given within twenty (20) days after mailing of such notice by the Company in accordance with Section 14 hereof, the Company shall, subject to the provisions of Section 12(h), cause to be registered under the Act all of the Registrable Securities that the Holder has requested to be registered. Notwithstanding the foregoing, the Holder waives its notice and registration rights under this subsection (c) with respect to the proposed initial public offering of the Company's Common Stock that is being prepared as of the date hereof.

d. Obligations of the Company. Whenever required under this Section 12 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(i) Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its good faith efforts to cause such registration statement to become effective, and upon the request of the Holder, keep such registration statement effective for a period of up to one hundred twenty (120) days.

(ii) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Act with respect to the disposition of all securities covered by such registration statement.

(iii) Furnish to the Holder such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Act, and such other documents as it may reasonably request in order to facilitate the disposition of Registrable Securities owned by it.

(iv) Use its best efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such U.S. jurisdictions as shall be reasonably requested by the Holder; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Act.

(v) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. The Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

(vi) Notify the Holder at any time when a prospectus is required to be delivered under the Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

(vii) Cause all such Registrable Securities registered pursuant thereunder to be listed on each securities exchange on which similar securities issued by the Company are then listed.

(viii) Provide a transfer agent and registrar for all Registrable Securities registered pursuant hereunder and a CUSIP number for all such Registrable

Securities, in each case not later than the effective date of such registration.

(ix) Furnish, at the request of the Holder requesting registration of Registrable Securities pursuant to this Section 12, on the date that such Registrable Securities are delivered to the underwriters for sale in connection with a registration pursuant to this Section 12, if such securities are being sold through underwriters, or if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (x) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities, and (y) a letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holder.

e. Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 12 with respect to the Registrable Securities that the Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as shall be reasonably required to effect the registration of the Holder's Registrable Securities.

f. Expenses of Demand Registration. All expenses other than underwriting discounts and commissions incurred in connection with registrations, filings or qualifications pursuant to Section 12(b), including (without limitation) all registration, filing and qualification fees, printers' and accounting fees, fees and disbursements of counsel for the Company and the reasonable fees and disbursements of one counsel for the selling Holder shall be borne by the Company if such counsel is the same as counsel for the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 12(b) if the registration request is subsequently withdrawn at the request Of the Holder (in which case Holder shall bear such expenses), unless the Holder agrees to forfeit its right to one demand registration pursuant to Section 12(b); provided further, however, that if at the time of such withdrawal, the Holder has learned of a material adverse change in the condition, business, or prospects of the Company from that known to the Holder at the time of its request and has withdrawn the request with reasonable promptness following disclosure by the Company of such material adverse change, then the Holder shall not be required to pay any of such expenses and shall retain its rights pursuant to Section 12(b).

g. Expenses of Company Registration. The Company shall bear and pay all expenses incurred in connection with any registration, filing, or qualification of Registrable Securities with respect to the registrations pursuant to Section 12(c) for the Holder, including (without limitation) all registration, filing, and qualification fees, printers and accounting fees relating or apportionable thereto and the fees and disbursements of one counsel for the selling Holder provided such counsel is the same as counsel for the Company, but excluding any underwriting discounts and commissions relating to Registrable Securities.

h. Underwriting Requirements. In connection with any offering involving an underwriting of shares of the Company's capital stock, the Company shall not be required under Section 12(b) to include any of the Holder's Registrable Securities in such underwriting unless such Holder accepts the terms of the underwriting as agreed upon between the Company and the underwriters selected by the Company (or by other persons entitled to select the underwriters), and then only in such quantity as the underwriters determine in their sole discretion will not jeopardize the success of the offering by the Company. If the total amount of securities, including Registrable Securities, requested by shareholders to be included in such offering exceeds the amount of securities sold other than by the Company that the underwriters determine in their sole discretion is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters determine in their sole discretion will not jeopardize the success of the offering (the securities so included to be apportioned pro rata among the selling shareholders according to the total amount of securities entitled to be included therein owned by each selling shareholder or in such other proportions as shall mutually be agreed to by such selling shareholders), provided further, that in a Conversion Registration if such reduction on the basis of underwriters' determination does take place and has the effect of reducing the total number of shares sold by Holder below the number as to which a request for registration was tendered under Section 12(b)(i) hereof, the inclusion of Holder's shares in the Company registration shall not count as one of the two registrations allowed under Section 12(b)(iv)(A) hereof.

i. Indemnification. In the event any Registrable Securities are included in a registration statement under this Section 12:

(i) To the extent permitted by law, the Company will indemnify and hold harmless the Holder, any underwriter (as defined in the Act) for the Holder and each person, if any, who controls the Holder or underwriter within the meaning of the Act or the Securities Act of 1934, as amended (the "1934 Act"), against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Act, or the 1934 Act or other federal or state law, or any rule or regulation promulgated under the Act, or under the 1934 Act or any state security law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"): (A) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (B) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (C) any violation or alleged violation by the Company of the Act, the 1934 Act, any state securities law or any rule or regulation promulgated under the Act, or the 1934 Act or any state securities law; and the Company will pay to the Holder, underwriter or controlling person, as incurred, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this subsection i(i) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability, or action to the extent that it arises out of or is based upon a Violation with occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by the Holder, underwriter or controlling person, nor shall the Company be liable in any such case for any such loss, claim, damage, liability, or action to the extent that it arises out of or is based upon a Violation arising from a preliminary Prospectus which the Holder delivered to the person alleging such loss, claim, damage, liability or action if the Holder failed to deliver a copy of the final Prospectus as amended or supplemented if it is amended or supplemented to correct such misstatement or omission, to such person at or prior to the written confirmation of the sale to such person.

(ii) To the extent permitted by law, the Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Act, any underwriter, any other Holder selling securities in such registration statement and any controlling person of any such underwriter or other Holder, against any losses, claims, damages, or liabilities (joint or several) to which any of the foregoing persons may become subject, under the Act, or the 1934 Act or other federal or state law, or any rule or regulation promulgated under the Act, or under the 1934 Act or any federal or state law, or any rule or regulation promulgated under the Act or any state securities law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by the Holder expressly for use in connection with such registration; and the Holder will pay, as incurred, any legal or other expenses reasonably incurred by any person intended to be indemnified pursuant to this subsection i(ii), in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this subsection i(ii) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; provided, that, in no event shall any indemnity under this subsection i(ii) exceed the gross proceeds from the offering received by such Holder.

(iii) Promptly after receipt by an indemnified party under this Section 12(i) of notice of commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 12(i), deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel selected by the indemnifying party and reasonably acceptable to the indemnified party; provided, however, that an indemnified party (together with all other indemnified parties which may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such an action, shall relieve such indemnifying party of any liability to the indemnified party under this
Section 12(i), but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 12(i).

(iv) If the indemnification provided for in this Section 12(i) is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage, or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

(v) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

(vi) The obligations of the Company and the Holder under this Section 12(i) shall survive the completion of any offering of Registrable Securities in a registration statement under this Section 12, and otherwise.

j. Reports Under Securities Exchange Act of 1934. With a view to making available to the Holder benefits of Rule 144 promulgated under the Act and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration, the Company agrees to:

(i) make and keep public information available, as those terms are understood and defined in SEC rule 144, at all times after ninety (90) days after the effective date of the first registration statement filed by the Company for the offering of its securities to the general public;

(ii) take such action, including the voluntary registration of its Common Stock under Section 12 of the 1934 Act, as is necessary to enable the Holder to utilize Form S-3 for the sale of its Registrable Securities, such action to be taken as soon as practicable after the end of the fiscal year in which the first registration statement filed by the Company for the offering of its securities to the general public is declared effective;

(iii) file with the SEC in a timely manner all reports and other documents required of the Company under the Act and the 1934 Act; and

(iv) furnish to the Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (A) a written statement by the Company that it has complied with the reporting requirements of SEC rule 144 (at any time after ninety (90) days after the effective date of the first registration statement filed by the Company), the Act and the 1934 Act (at any time after it has become subject to such reporting requirements), (B) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (C) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC which permits the selling of any such securities without registration or pursuant to such form.

k. Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities pursuant to this Section 12 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such securities provided: (i) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned, (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this
Section 12, including, without limitation, the provision of Section 12(l) below;
(iii) such assignment shall be effective only if immediately following such transfer the further disposition of such securities by the transferee or assignee is restricted under the Act; and (iv) such assignment or transfer is of a Warrant that is exercisable for a minimum of 50,000 Shares, or of at least 50,000 Shares (each adjusted to reflect subsequent stock dividends, stock splits, conversions or recapitalizations).

l. "Market Stand Off" Agreement. Holder hereby agrees that, during the period of duration specified by the Company and an underwriter of Common Stock or other securities of the Company, following the effective date of a registration statement of the Company filed under the Act, it shall not, to the extent requested by the Company and such underwriter, directly or indirectly sell, offer to sell, contract to sell (including, without limitation, any short sale), grant any option to purchase or otherwise transfer or dispose of (other than to donees who agree to be similarly bound) any securities of the Company held by it at any time during such period except common stock included in such registration; provided, however, that:

(i) all officers and directors of the Company and all other persons with registration rights (whether or not pursuant to this Agreement) enter into similar agreements; and

(ii) such market stand-off time period shall not exceed 180 days.

In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the Registrable Securities.

13. Modification and Waiver. This Warrant and any provision hereof may be changed, waived, discharged or terminated only if expressly set forth in an instrument in writing signed by the Company and the Holder.

14. Notices. Unless otherwise provided, any notice required or permitted herein shall be given in writing and shall be deemed effectively given upon personal delivery or fax to the party to be notified or three (3) days after deposit with the United States Post Office, by registered or certified mail, postage prepaid and addressed to the party to be notified at the address indicated for such party on the signature page hereof, or such other address as such party may designate by 10 days advance written notice to the other party.

15. Binding Effect on Successors. This Warrant shall be binding upon any corporation succeeding the Company by merger, consolidation or acquisition of all or substantially all of the Company's assets, and all of the obligations of the Company concerning registration rights or otherwise relating to the Common Stock or other securities issuable upon the exercise of this Warrant shall survive the exercise and termination of this Warrant, and all of the covenants and agreements of the Company shall inure to the benefit of the successors and assigns of the holder hereof, subject to the limitations on transfer of registration rights contained in Section 12(k). The Company will, at the time of the exercise of this Warrant, in whole or in part, upon request of the holder hereof but at the Company's expense, acknowledge in writing its continuing obligation to the holder hereof in respect of any rights to which the holder hereof shall continue to be entitled after such exercise in accordance with this Warrant; provided, that the figure of the holder hereof to make any such request shall not affect the continuing obligation of the Company to the holder hereof in respect of such rights.

16. Lost Warrants or Stock Certificates. The Company covenants to the holder hereof that upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this Warrant or any stock certificate and in the case of any such loss, theft or destruction, upon receipt of an indemnity reasonably satisfactory to the Company, or in the case of any such mutilation upon surrender and cancellation of such Warrant or stock certificate, the Company will make and deliver a new Warrant or stock certificate, of like tenor, in lieu of the lost, stolen, destroyed, or mutilated Warrant or stock certificate.

17. Descriptive Headings. The descriptive headings of the several paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant.

18. Governing Law. This Warrant shall be governed by, and construed under, the laws of the State of Oregon as applied to agreements among Oregon residents entered into and to be performed entirely within Oregon.

IN WITNESS WHEREOF, the Company has caused this warrant to be executed effective as of the date first above written.

CLAREMONT TECHNOLOGY GROUP, INC.


By:  /s/ Paul J. Cosgrave
    -----------------------------
         Paul J. Cosgrave
         Chairman and Chief Executive Officer



By:  /s/ Terry D. Murphy
    -----------------------------
         Terry D. Murphy
         Secretary


Address:  1600 N.W. Compton Drive
          Suite 210
          Beaverton, Oregon  97006

DLJ Capital Corporation
3000 Sand Hill Road
Bldg 4, Suite 270
Menlo Park, CA  94025
Attn:  Keith B. Geeslin


By:  /s/ Keith B. Geeslin
    -----------------------------

EXHIBIT A

NOTICE OF EXERCISE


To:               Claremont Technology Group, Inc.
                  ================================

Attn:             --------------------------------


1. The undersigned hereby elects to purchase ___ shares of Common Stock of Claremont Technology Group, Inc. pursuant to the terms of the attached Warrant, and tenders herewith payment of the purchase price of such shares in full.

2. Please issue a certificate or certificates representing said shares in the name of the undersigned or in such other name or names as are specified below.

Name:


- ---------------------------

Address:  -----------------

          -----------------